Form 20-F
period 1999-12-31
SIDEWARE SYSTEMS INC
filed 2000-04-04
CIK 1077170

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                           For the transition period

                             Commission file number

                             SIDEWARE SYSTEMS INC.
             (Exact name of Registrant as specified in its charter)

                             SIDEWARE SYSTEMS INC.
                (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                (Jurisdiction of incorporation or organization)

                        930 WEST 1ST STREET, SUITE 102,
               NORTH VANCOUVER, BRITISH COLUMBIA, CANADA V7P 3N4
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

                                      NONE

Securities registered or to be registered pursuant to section 12(g) of the Act:

                        COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Transition Report

                51,769,328 COMMON SHARES AS AT DECEMBER 31, 1999

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No ________

State the aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price for trading of the registrant's stock on the Canadian Venture Exchange as at March 30, 1999: Approximately
$482 million.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ________  Item 18 /X/

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ________  No ________  NOT APPLICABLE ________

                          Index to Exhibits on Page 76

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SIDEWARE SYSTEMS INC.
                                   FORM 20-F
                               TABLE OF CONTENTS

                                                                             PAGE
                                                                           --------
PART I

Item 1.      Description of Business.....................................      1

Item 2.      Description of Property.....................................     16

Item 3.      Legal Proceedings...........................................     18

Item 4.      Control of Registrant.......................................     21

Item 5.      Nature of Trading Market....................................     22

Item 6.      Exchange Controls and Other Limitations Affecting Security
               Holders...................................................     24

Item 7.      Taxation....................................................     25

Item 8.      Selected Financial Data.....................................     27

Item 9.      Management's Discussion and Analysis of Financial Condition
               and Results of Operations.................................     28

Item 9a.     Quantitative and Qualitative Disclosures about Market
               Risk......................................................     35

Item 10.     Directors and Officers of the Registrant....................     36

Item 11.     Compensation of Directors and Officers......................     37

Item 12.     Options to Purchase Securities from the Registrant or
               Subsidiaries..............................................     38

Item 13.     Interest in Management in Certain Transactions..............     41

PART II

Item 14.     Description of Securities Registered........................     44

PART III

Item 15.     Defaults upon Senior Securities.............................     75

Item 16.     Changes in Securities and Changes in Security for Registered
               Security..................................................     75

PART IV

Item 17.     Financial Statements........................................     76

Item 18.     Financial Statements........................................     76

Item 19.     Financial Statements and Exhibits...........................     76

    This annual report contains forward-looking statements which involve risks and uncertainties. When used in this annual report the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause these differences include, but are not limited to, those discussed in "ITEM 1. DESCRIPTION OF BUSINESS -- Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly release the results of any revisions to the forward-looking statements which may be made to reflect events or circumstances after the date of this annual report, or to reflect the occurrence of unanticipated events.

    An investment in our shares is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in our shares, including the following: (a) that we are a development stage company that has not at any time generated substantial sales revenue,
(b) our history of losses, (c) the intense competition in the industry in which we operate, (d) the volatility of our stock price and (e) the uncertainty of future funding. Prospective investors should carefully read each section of this annual report which describes these and other risk factors.

    FINANCIAL INFORMATION IN THIS ANNUAL REPORT IS EXPRESSED IN CANADIAN DOLLARS ("$" OR "CDN$"), UNLESS STATED TO BE IN UNITED STATES DOLLARS ("US$"). The exchange rate for one Canadian dollar on March 30, 2000, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn$1.00 = US$0.687. Except as noted, our financial statements are presented in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). The following table shows, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated, and the exchange rates at the end of the period indicated, for one Canadian dollar, expressed in United States dollars.

                        U.S. DOLLARS PER CANADIAN DOLLAR

                                                                       PERIOD ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------
                                                      1994       1995       1996       1997       1998       1999
                                                    --------   --------   --------   --------   --------   --------
Average...........................................   $.730      $.730      $.732      $.722      $.673      $.675
High..............................................   $.763      $.754      $.751      $.749      $.705      $.692
Low...............................................   $.710      $.702      $.724      $.694      $.635      $.662
Period end........................................   $.713      $.732      $.730      $.700      $.665      $.692

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

    THE COMPANY

    SIDEWARE SYSTEMS INC. was incorporated under the laws of the Province of British Columbia on April 11, 1983 under the name "Heart Minerals Ltd.". Initially, we were engaged in the business of mineral exploration.

    On June 27, 1984 we changed our name to "SRO Entertainment
International Ltd.". This change of name accompanied a change in our business to the development of theatrical productions.

    On January 30, 1990 we changed our name to "Pacrim Entertainment
Group Inc.". This change of name accompanied a capital reorganisation, in which our shares were consolidated on a 2.5:1 basis.

    On January 9, 1991 we changed our name to "Evergreen International Technology Inc.". This change of name accompanied a change in our business to software development, and the acquisition of the assets of a private company named "Evergreen Technology Corp.".

    On January 31, 1997 we changed our name to "JOT-IT! SOFTWARE CORP.". This change of name was made to enhance our corporate image, following a change in management.

    On February 18, 1998 we changed our name to "Sideware Systems Inc.", our present name. This change of name was made to comply with a settlement agreement which we made with 3M Corporation, following trademark infringement litigation in which 3M Corporation alleged that our name infringed their "Post-It" trademark.

    Our head office is located at West 1(st) Street, Suite 102, North Vancouver, British Columbia, V7P 3N4. Our registered and records offices and address for service of process in Canada are Suite 1910, 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4. Our registered agent for service of process in the United States is National Registered Agent, 1090 Vermont Avenue, Suite 910, Washington, D.C. 20005. Our outstanding common shares are listed and posted for trading on the Canadian Venture Exchange and through the OTC Bulletin Board quotation service.

    OUR SUBSIDIARIES

    Sideware Systems Inc. has seven wholly owned subsidiaries: Sideware Corp., 3032650 Nova Scotia Company, Sideware International SRL,
9050 Investments Ltd., Evergreen International Technology Inc.,
9123 Investments Ltd., and Doorchester 52613 Investments Ltd.

    Sideware Corp. was incorporated as a wholly owned subsidiary on January 21, 1997 under the laws of the State of Washington, under the name "Collaborative Groupware Inc.". On August 13, 1998, Collaborative Groupware Inc. changed its name to "Sideware Corp.". Sideware Corp. markets our products in the United States.

    Sideware International SRL was organised as a society with restricted liability under the laws of Barbados on August 27, 1999. Sideware Systems Inc. owns 99% of the quotas of Sideware International SRL, with the remaining 1% being owned by 3032650 Nova Scotia Company. 3032650 Nova Scotia Company is another wholly owned subsidiary of Sideware Systems Inc., having been incorporated under the laws of the Province of Nova Scotia on August 25, 1999.

    Sideware Systems Inc. has entered into a Software License Agreement with Sideware International SRL effective August 27, 1999, under which Sideware International SRL received a license to use our Dr. Bean software to develop, market, and sell new or enhanced products. The new or enhanced products may include all or part of the Dr. Bean software. Under the Software License Agreement, Sideware International SRL will pay Sideware Systems Inc. a royalty based on the revenues realized by Sideware

International SRL from the commercial exploitation of the new or enhanced products. The royalty rate has been initially set at 10% of gross revenues. Either party may from time to time invoke a review and adjustment of the royalty rate in accordance with the terms of the agreement.

    Sideware Systems Inc. and Sideware International SRL have also entered into a Software Development Cost Sharing Agreement effective August 27, 1999, under which the two companies agreed to pool their resources to conduct research and development of new software technology. The parties meet annually to agree upon a research program for the year. The parties jointly own the software and intellectual property developed pursuant to the research program, with Sideware International SRL having the right to exploit the software and intellectual property worldwide except in Canada, and Sideware Systems Inc. having the right to exploit the software and intellectual property in Canada. The costs borne by each party are based upon the reasonably anticipated benefits to be derived by each party as a result of the commercial exploitation of the technology developed. Based on the parties' expectations of those benefits, Sideware Systems Inc. will bear 10% of the research and development costs and Sideware International SRL will bear the remaining 90%. Dr. Bean 3.0 and subsequent versions have been developed under the Software Development Cost Sharing Agreement.

    Sideware Corp., our United States subsidiary, has entered into:

    (a) a Distribution and Sales Agreement with Sideware Systems Inc. effective January 1, 1999, under which Sideware Corp. was granted the non-exclusive right to market and sell copies of Dr. Bean 2.0 in the United
       States; and

    (b) a Distribution and Sales Agreement with Sideware International SRL effective November 1, 1999, under which Sideware Corp. was granted the non-exclusive right to market and sell copies of Dr. Bean 3.x in the United States.

    Under each agreement, Sideware Corp. purchases copies of the software in question at its current list price, less a discount. The suggested list prices and discounts are subject to change at the discretion of the vendor. Sideware Corp. may appoint sub-distributors for the marketing and sale of the software within its authorized area. Sideware Corp. has also agreed to provide maintenance and support to end users and resellers of the software. Additionally, Sideware Corp. (or its resellers) will be responsible for installation and integration of the software and training of end users. Sideware Corp. may in its discretion establish fees for the maintenance, support, installation, integration, and training services that it provides.

    9050 Investments Ltd. was incorporated under the laws of the Province of British Columbia on March 28, 1990 and became a subsidiary of Sideware
Systems Inc. through a series of transactions taking place between June 30, 1990 and May 31, 1991. 9050 Investments Ltd. does not carry on business.

    Evergreen International Technology Inc. was incorporated on January 6, 1997 under the laws of the Province of British Columbia under the name of 9107 Investments Ltd. 9107 Investments Ltd. changed its name to Evergreen International Technology Inc. on April 18, 1997. Evergreen International Technology Inc. does not carry on business.

    9123 Investments Ltd. was incorporated on December 5, 1997 under the laws of the Province of British Columbia. 9123 Investments Ltd. has acquired the rights of Canadian Western Bank in a British Columbia Supreme Court judgment pronounced against The Plant Software Inc. and other parties, as well as security granted by The Plant Software Inc. to secure its indebtedness. See "ITEM 3. LEGAL PROCEEDINGS." Otherwise, 9123 Investments Ltd. does not carry on business.

    Doorchester 52613 Investments Ltd. was incorporated under the laws of the Province of British Columbia on October 22, 1997 and became a subsidiary of Sideware Systems Inc. on March 30, 2000. Doorchester 52613 Investments Ltd. does not carry on business.

    The description of our business contained in this annual report includes the undertakings of Sideware Systems Inc., Sideware Corp., and Sideware International SRL.

    Prior to December 1998 we operated with an April 30 fiscal year end. In December 1998, we changed our fiscal year end from April 30 to December 31. Financial results for periods up to April 30, 1998 are reported with an April 30 year end. Financial results for periods subsequent to April 30, 1998 are reported with a December 31 year end.

    GENERAL DEVELOPMENT

    Our business is developing and marketing computer software solutions. Our principal focus is the emerging market for e-commerce software.

    We entered the field of software development in 1991 by acquiring the assets of a private company named Evergreen Technology Corp. Evergreen Technology Corp. was the owner of a patent covering an Interactive Software Training System (US Patent #4622013), a Concurrent Authoring System ("CAS"), and a Concurrent Referencer System ("Ref") which permitted the creation of context and content sensitive help or reference interfaces for MS-DOS-TM- based applications.

    In the first quarter of 1994 we released a program named "Evergreen Notes", which permitted the user to create electronic "notes" in a Windows-TM-environment. Essentially an electronic "sticky" note, Evergreen Notes allowed a user to "stick" notes directly onto documents, applications, drop down menus, text entry fields, and other locations, allowing notes to appear when the user required them.

    In November 1994, our former President resigned after a dissident director identified irregularities in his transactions with the company. On November 29, 1994, our shares were suspended from trading and a Cease Trade Order was issued by the British Columbia Securities Commission on March 7, 1995.

    On May 3, 1995, a new board of directors was elected at a court-ordered annual general meeting.

    Subsequent to the May 3, 1995 annual general meeting, we modified the "Evergreen Notes" program and renamed the program "JOT-IT!". JOT-IT! 2.01, a single-user product, was released in November 1995. In September 1996, we obtained a revocation of the Cease Trade Order and our shares returned to trading.

    In July 1997, 3M Corporation commenced legal proceedings against us alleging that the name "JOT-IT!" infringed trademarks owned by 3M Corporation. In
October 1997, we entered into a settlement agreement with 3M Corporation, pursuant to which we agreed to change our corporate and product names. The single user product was renamed "Tagalongs".

    In November 1997, we released our first groupware product, "Net Notions", and the final version of our single user product, "Tagalongs 3.0". Neither Tagalongs nor Net Notions generated material revenue, and both products have been discontinued.

    In the fall of 1997, we also commenced development of "Dr. Bean", now our principal product. Dr. Bean creates direct real time communication between customers and producers marketing their products through Internet e-commerce sites. An alpha version of the Dr. Bean "client" software was demonstrated at the fall Comdex exhibit in November 1997, and a beta version was demonstrated at the Internet World trade show in November 1998.

    In April 1999, at the Spring Internet World trade show in Los Angeles, we released the initial version of Dr. Bean for commercial distribution. In
June 1999, at the JavaOne trade show in San Francisco, we released
Dr. Bean 2.0.

    In November 1999 we released Dr. Bean 3.0. Dr. Bean 3.0 included a major upgrade in the features available to Dr. Bean users. In January 2000 we released Dr. Bean 3.1, which included further enhancements. Dr. Bean 3.1 is the current version of Dr. Bean, and is in commercial distribution.

    In July 1999, we implemented the Sideware Partner Program, through which we are enlisting value added resellers for Dr. Bean. As at the date of this annual report, we have 20 value added resellers for Dr. Bean. We expect that value added resellers will be an important distribution channel for Dr. Bean.

    With the development of Dr. Bean, the principal focus of our business has become the emerging market for e-commerce software solutions. With the features included in version 3.1, we believe that Dr. Bean offers a broad and valuable range of eCRM (Electronic Customer Relations Management) functions. We believe that through Dr. Bean 3.1, and through enhancements now under development, our products can become prominent leaders in the e-commerce software field.

    PLAN OF OPERATION

    Our principal objectives for the balance of the fiscal year ending December 31, 2000 are to:

    (a) develop and implement sales and distribution channels for Dr. Bean; and

    (b) continue development of enhanced versions of Dr. Bean.

    We have not generated significant revenue from the sales of our products. Accordingly, we have been dependent on the proceeds of equity financings to pay our ongoing operating expenses.

    During the first quarter of 2000, we have substantially expanded our work force, particularly in the United States, where our sales and marketing efforts are centered. Accordingly, we expect that for the balance of our present fiscal year, our rate of expenditure will be substantially higher than we have experienced in the past.

    As at March 30, 2000 we have 59 employees working in our offices in Vancouver and North Vancouver, British Columbia, as well a regional sales representative in Toronto, Ontario. Of our Canadian employees:

    (a) approximately half work in the development of our products or in running our internal systems;

    (b) approximately one third work in sales, customer support, and related areas; and

    (c) the remainder work in executive or administrative positions.

    We expect to hire at least five additional employees to work in our Canadian offices within the next 30 days. By the end of April 2000, we expect that monthly salary costs in our Canadian offices will total at least $400,000 per month.

    We currently operate from 8 different locations in the United States. Our head office in the United States is in Reston, Virginia, where we have 29 employees. We also have 5 employees stationed in Atlanta, two employees stationed in San Jose, and one employee stationed in each of Los Angeles, Phoenix, Dallas, Boston, and Chicago. Over 30 of our United States employees have been hired subsequent to December 31, 1999. The large majority of our United States employees work in sales, customer service, and related areas. We expect that by the end of April 2000, will hire an additional 20 employees in the United States, and that we will have employees stationed in an additional
7 cities in the United States. Including the new employees expected to start in April 2000, we believe that by the end of April 2000 our monthly salary costs in the United States will total at least $550,000 per month.

    As a result of the increase in our work force, we have added to our office facilities. We are in the process of occupying new, larger premises for our Virginia head office, and we have leased premises in Atlanta, San Jose, and Chicago. Our sales representatives in other cities currently operate from private premises. Monthly rental costs for our existing premises, in both Canada and the United States, total approximately $125,000 per month. We will likely open up to six additional offices during the balance of 2000, with the result that rental costs are likely to increase over present levels.

    We have attended numerous industry trade shows to gain exposure for our products, and trade shows have historically been a substantial cost item for us, in relation to our total corporate expenses. Apart from trade shows, we have not previously incurred large advertising expenditures. During the year ended

December 31, 1999 we spent approximately $108,000 on advertising and approximately $328,000 on trade shows.

    During the first quarter of 2000 we attended 5 trade shows, and we are scheduled to attend five additional trade shows up to July 31, 2000. The Spring Internet World trade show in Los Angeles (April 2000) will involve a substantial display, and will cost approximately $250,000-$300,000. The other four shows which we have scheduled will be substantially less expensive, costing approximately $5,000-$7,000 each. In the result, we plan to spend approximately $300,000-$350,000 on trade shows during the next four months. We will likely attend additional trade shows during the balance of 2000, but we have not yet set a specific schedule of shows. We may also embark on a substantial advertising campaign for Dr. Bean, depending on our financial resources and on customer response to Dr. Bean. We do not have specific plans for an advertising campaign, and are not presently in a position to estimate how much we will spend on an advertising campaign.

    In addition to the foregoing, we also expect that our general overhead and administrative expenses will be substantially higher during 2000 than we have experienced in the past. In total, we expect that our average monthly expenses during the balance of 2000 will be at least $2,250,000 per month.

    As at March 30, 2000 our cash balance is approximately $29 million. Accordingly, at our projected minimum expenditure rate of $2,250,000 per month, our present cash balance will be sufficient to pay ongoing cash expenses for the balance of 2000 and part of the first half of 2001. Our rate of expenditure may become substantially higher than $2,250,000 per month if we continue to expand our work force, or if we incur substantial advertising costs. Any decisions we make to continue expanding our work force, or to undertake substantial advertising, will be based on our financial resources and on customer response to Dr. Bean.

    Investors are cautioned that that we cannot at present make accurate estimates of our future operating costs. Our rate of expenditure has increased substantially in the last few months, so that we have no historical data from which we can predict future expenses. In addition, we may continue to increase our expenditures, depending on our available resources and on customer response to Dr. Bean.

    We plan to continue seeking additional capital financing during the balance of 2000. We will attempt to complete a substantial public offering, or to raise additional capital through private placements.

    However, as at the date of this annual report, we do not have specific plans for raising additional capital.

    RISK FACTORS

    INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO OTHER INFORMATION IN THIS ANNUAL REPORT BEFORE PURCHASING OUR COMMON SHARES.

BECAUSE WE DO NOT YET EARN SUBSTANTIAL REVENUE, WE FACE A RISK THAT OUR BUSINESS WILL FAIL.

    We have never earned substantial operating revenue. We have been dependent on equity financing to pay operating costs and to cover operating losses.

    We have sufficient cash to pay ongoing operating expenses, at their current level, for the balance of 2000, and for part of the first half of 2001. To continue operation beyond that we will have to generate operating revenue or raise additional capital. If we are unable to do so, we face a risk that our business will fail, and that we may be unable to continue in operation.

    Our audited financial statements include disclosure stating that there is substantial doubt about our ability to continue as a going concern.

BECAUSE WE HAVE A LIMITED OPERATING AND SALES HISTORY, WE DO NOT HAVE A RELIABLE BASIS FOR PREDICTING THAT WE WILL EARN REVENUE IN THE FUTURE.

    We commenced operations under new management in May 1995. The first version of our principal product, Dr. Bean, was released in April 1999. Dr. Bean is a relatively new product, without an established user base. In addition, Dr. Bean is being offered in a new and rapidly changing market. The prospects for Dr. Bean are difficult to predict and may change rapidly and without warning. We have not at any time generated substantial sales revenue from any of our products, including Dr. Bean, and we have incurred losses consistently since entering the field of software development.

    As a result of our limited operating and sales history, we have no assurance that we will earn substantial revenue in the future, nor any basis for predicting the level of any future revenues.

BECAUSE OF OUR LIMITED OPERATING AND SALES HISTORY, WE CANNOT MAKE RELIABLE PROJECTIONS OF OUR FUTURE OPERATING COSTS.

    We have recently increased our work force and operating costs substantially. In order to generate substantial sales revenue, we may have to continue hiring additional personnel or incur substantial advertising costs. As a result of our lack of historical sales, we cannot make reliable projections of the number of additional personnel we will require, the cost of employing those personnel, or the level of marketing and overhead expenses we will incur. We thus have no assurance that any revenue we earn will be sufficient to cover the cost of earning that revenue, or to generate operating profits.

BECAUSE WE LACK PROVEN DISTRIBUTION CHANNELS, WE MAY BE UNABLE TO REACH POTENTIAL CUSTOMERS FOR DR. BEAN.

    We presently plan to market Dr. Bean through two principal distribution channels, our direct sales force and value added resellers. To date, we have not generated substantial sales through either channel. Accordingly, we have no assurance that these methods of sale will be effective in reaching potential customers for Dr. Bean.

    If we do not achieve substantial revenue through our direct sales force, we may be dependent on value added resellers to sell our products. Failure to recruit a sufficient number of value added resellers, or failure of our value added resellers to market our products effectively, could prevent us from achieving substantial sales revenue.

BECAUSE OUR PRODUCTS ARE OFFERED IN AN EMERGING MARKET, THE POTENTIAL MARKET FOR OUR PRODUCTS IS UNCERTAIN.

    Our products address a new and emerging market for Web-based, interactive electronic business solutions. Therefore, our future success depends substantially upon the widespread adoption of the Web as a primary medium for commerce and business applications. The failure of this market to develop, or a delay in the development of this market, will have a material adverse effect on our business, financial condition and operating results.

    The Web has experienced, and is expected to continue to experience, significant user and traffic growth. This, at times, has caused user frustration with slow access and download times. The Web infrastructure may not be able to support the demands placed on it by the continued growth upon which our success depends.

    Moreover, important issues concerning the commercial use of the Web, such as security, reliability, cost, accessibility, and quality of service, remain unsolved and may negatively affect the growth of Web use or the attractiveness of business communication over the Web. There is also substantial uncertainty about how governments may attempt to regulate use of the Web in the future, or tax Web-based transactions.

The imposition of new government regulations or taxes may impede use of the Web for business purposes, and impair the market for our products.

BECAUSE WE ARE NOT A LARGE COMPANY, WE MAY BE UNABLE TO COMPETE.

    The market for interactive Web-based electronic business solutions is highly competitive and rapidly changing. Many of our current and potential competitors have longer operating histories, greater name recognition, and substantially greater financial, technical, marketing, and other resources than we have. Our competitors may be able to expand and develop their technologies more quickly, to devote greater resources to the development and marketing of their products, or to respond more quickly to changing opportunities or technologies.

    In addition, we expect that new competitors will enter the market with competing products as the size and visibility of the market increases. We believe that barriers to entry in our market are relatively small. We also expect that competition will increase through software industry consolidations and formations of alliances among industry participants. Increased competition could result in pricing pressure, reduced margins, or the failure of our products to achieve or maintain market share.

    The market for computer software is also dominated by large corporations which have assets much greater than ours, and which might be able to develop software duplicating the features of our products at modest cost. We face a continual risk that market opportunities or product features which we intend to exploit can, within a short period of time, become dominated by much larger and wealthier corporations, rendering our products obsolete or non-competitive.

BECAUSE WE HAVE NOT ACHIEVED SUBSTANTIAL SALES IN THE PAST, WE MAY NOT HAVE ADEQUATE PERSONNEL OR SYSTEMS TO COPE WITH A RAPID INCREASE IN SALES.

    We could experience rapid growth in orders, sales, and revenue. We cannot assure that we will be able to manage the strains that future growth may place on our administrative infrastructure, systems, and controls.

    Qualified technical personnel are in great demand throughout the software industry. Increased sales of our products may require us to hire additional personnel to install and support our products. We may also be required to hire additional technical personnel to continue development of our products. Our success will depend, to a substantial degree, on our ability to attract, train, motivate, and retain qualified personnel. We have no assurance that we will be able to compete successfully in the job market, to attract or keep the qualified employees we need.

BECAUSE MUCH OF OUR WORK FORCE HAS BEEN HIRED RECENTLY, WE ARE VULNERABLE TO LOSS OF KEY EMPLOYEES.

    We have increased our work force substantially during the last six months. As a result, a substantial number of our employees are relatively new, and have worked together for only a short period of time.

    The success of our marketing efforts is substantially dependent on our President, the President of Sideware Corp., and our Executive Vice President/General Manager of US Operations. Continued development of our products and our technical work are substantially dependent on our President, our General Manager of e-business solutions, and our programmers.

    The departure of a single employee or a small number of employees could hurt our business. We cannot assure that we will be able to attract and retain qualified personnel on acceptable terms. We do not have key man insurance on any of our employees.

BECAUSE OUR BUSINESS IS DEPENDENT ON PROPRIETARY TECHNOLOGY, WE ARE VULNERABLE TO MISAPPROPRIATION OF OUR TECHNOLOGY.

    We rely heavily on our proprietary software technology. To protect our proprietary technology we rely on confidentiality agreements with key employees and third parties and on trade secret, trademark, and copyright laws. Although we attempt to maintain confidentiality of our software technology, we cannot assure that we have adequately protected our technology from misappropriation. In addition, others may attempt to "reverse engineer" our products in order to determine their method of operation and introduce competing products.

BECAUSE WE OPERATE IN A HIGH TECHNOLOGY FIELD, WE FACE A RISK OF INFRINGEMENT CLAIMS FROM OTHER COMPANIES.

    If any of our products violate third party proprietary rights we may be required to re-engineer our products or seek licenses from third parties. We have no reason to believe that any of our products infringe the proprietary rights of third parties. However, we do not conduct comprehensive patent searches to determine whether the technology used in our products infringes any third party patents.

    High tech markets are sometimes characterised by the existence of a large number of patents with broad, and questionable, application. As the market for our products develops, and the functionality of those products grows and overlaps with products offered by competitors, our products may become increasingly subject to infringement claims. Although we have no reason to believe that any of our products infringe the proprietary rights of third parties, there can be no assurance that infringement claims will not be asserted against us, or that such claims will not require us to enter into royalty arrangements or result in costly litigation.

BECAUSE OUR PRODUCTS INCORPORATE THIRD PARTY TECHNOLOGIES, WE MAY LOSE ACCESS TO REQUIRED TECHNOLOGY.

    Our Dr. Bean product incorporates software licensed from third parties. We have no reason to believe that our license rights in respect of that software will be terminated. However, we cannot assure that those license rights will continue to be available to us. Loss of those license rights would require us to license software performing similar functions from other parties, to develop software performing those functions independently, or to re-engineer our products to operate without the licensed software. This could result in interruptions or delays in our ability to sell or continue development of our products, or in loss of important features of our products.

BECAUSE OUR PRODUCTS ARE COMPLEX, THEY MAY CONTAIN UNKNOWN DEFECTS.

    Software products are complex. Our products may contain undetected errors, or bugs, which result in product failures. Our products may also be incompatible with other software or hardware used by a substantial number of our potential customers. Product performance failures could result in loss of revenues, loss of market share, failure to achieve market acceptance, or injury to our reputation.

    During the week of April 26, 1999, we implemented the initial version of Dr. Bean on IBM platforms, including principally the S390, AS400 and RS6000 platforms, and also the Windows NT, Linux and Sun Solaris operating systems, at IBM facilities. During the implementation and testing, the initial version of Dr. Bean operated successfully on the platforms and operating systems tested. However, neither the original version of Dr. Bean, nor modifications which have been added subsequently, have yet been in significant use under actual operating conditions. Accordingly, we have no assurance that Dr. Bean will operate free of material errors or defects.

    To the best of our knowledge, all of our products and internal systems are Year 2000 compliant. However, we are subject to the possibility of unknown Year 2000 problems affecting our products, our customers' systems, or our internal systems.

BECAUSE OUR PRODUCTS ARE COMPLEX, WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF PRODUCT LIABILITY CLAIMS.

    If any of our products fail, a customer may assert a claim for substantial damages against us, regardless of whether we are responsible for the failure. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages.

    We currently carry limited insurance, which may not cover claims against us for financial losses, and which will not be sufficient in amount to cover large claims. In addition, there can be no assurance that any insurance coverage will be available in the future on reasonable terms, that insurance we purchase will be sufficient to cover any claims against us, or that insurers will not deny coverage with respect to any future claim.

BECAUSE OUR BUSINESS HAS NOT BEEN PROFITABLE, AND BECAUSE OUR SHARE PRICE HAS BEEN VOLATILE, WE MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL WE NEED.

    We may require additional capital to continue the development of our services and products, to pay the costs of marketing those products, or to cover operating losses until we are able to become profitable. As we have never earned operating profits, and as our share price has been volatile, we may not be able to raise the amount of capital we require.

    To raise additional capital, we may have to issue additional shares, which may dilute the interests of existing shareholders substantially. Alternatively, we may have to borrow large sums, and assume obligations to make substantial interest and capital payments. We may also have to sell significant interests in some or all of our products. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

BECAUSE WE HAVE NON-ARM'S LENGTH AGREEMENTS WITH RELATED COMPANIES, GOVERNMENTS MAY CHALLENGE OUR TAX RETURNS.

    We are party to agreements with non-arm's length parties, including Sideware Corp. and Sideware International SRL, in jurisdictions outside Canada. We believe that these agreements have been implemented in accordance with taxation laws, regulations, treaties, and assessment practices prevailing in Canada, the United States, and the other jurisdictions involved. However, Canadian or U.S. taxation authorities may challenge the terms or tax effect of these agreements, and issue taxation assessments requiring us to pay additional income taxes beyond the amounts we consider to be owing. Such assessments could lead to tax liabilities substantially greater than we expect, or to duplicate tax liabilities in different jurisdictions on the same income.

BECAUSE WE SHARE CERTAIN COSTS WITH ANOTHER DEVELOPMENT STAGE COMPANY, OUR OPERATING COSTS COULD INCREASE IN THE FUTURE.

    We share some of our premises and personnel with BrainTech, Inc. BrainTech, Inc. is a public company whose shares trade on the OTC Bulletin Board. Grant Sutherland, Owen Jones, and James Speros, members of our board of directors, are also the directors of BrainTech, Inc. BrainTech, Inc. is a development stage company which has not achieved profitable operation.

    We currently share the cost of the common premises and personnel with BrainTech, Inc. However, there is no assurance that BrainTech, Inc. will be able to pay the portion of the costs for which it is responsible, with the result that our cash requirements to continue operation may increase substantially.

BECAUSE OF EXISTING LEGAL CLAIMS, WE FACE A RISK OF MATERIAL ADVERSE JUDGMENTS.

    We are presently involved in several court proceedings with former management. The principal court proceedings are described under "ITEM 3. LEGAL PROCEEDINGS." In those proceedings, claims totalling approximately $1.8 million have been advanced against us.

    We are prosecuting our claims and defending our position in all of the litigation proceedings. While we believe that our positions will be sustained, there is a risk of losing some of the court actions. The results could include substantial pecuniary judgments against us and the appointment of a receiver of our assets.

BECAUSE THE MARKET PRICE OF OUR COMMON SHARES HAS BEEN PARTICULARLY VOLATILE, INVESTORS IN OUR COMMON SHARES FACE A HIGH DEGREE OF MARKET RISK.

    The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies, particularly Web-related companies, have been extremely volatile, and have experienced price fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

    The price of our common shares has also experienced substantial fluctuations. Between January 1, 2000 and March 30, 2000 our share price has fluctuated between a high of US$25.50 and a low of US$7.05. The susceptibility of our stock price to fluctuation exposes purchasers of our stock to a high degree of risk.

    As we have not at any time announced material earnings, we believe that the fluctuations in our stock price have resulted primarily from market perceptions of the speculative value of our business opportunities. The price of our common shares could fall substantially if we do not generate future earnings that meet the expectations of investors.

PRODUCTS -- DR. BEAN

    (I) DESCRIPTION OF DR. BEAN

    Dr. Bean is intended for use on Internet e-commerce sites, and facilitates direct communication over the Internet between customers and customer service representatives ("CSR").

    Dr. Bean is written in the Java programming language, and is based on a "client/server" model. A customer graphical user interface ("GUI") is incorporated into the producer company's Internet "storefront", and is downloaded to the machine of a customer browsing the storefront. Two versions of the GUI are available, one written as a Java applet and one written in HTML ("Hypertext Markup Language"). Server software is incorporated into the producer company's website server, and monitors the actions of the customer.

    On clicking the Dr. Bean icon, Dr. Bean opens an interactive peer-to-peer link between the customer and a CSR. The customer and CSR can communicate through "real time" chat -- messages typed by either party show up immediately on the other's display screen. Dr. Bean thus supports direct interaction between CSR's and customers.

    Dr. Bean has been designed for integration into e-commerce internet sites offering a comprehensive range of e-commerce services and middleware, such as database creation and management, transaction servers (processing purchase orders, credit card sales and other transactions), system security programs, and financial management and accounting systems.

    Dr. Bean 1.0, the initial version, was released at the Spring Internet World trade show in April 1999. During the week of April 26, 1999, we implemented
Dr. Bean 1.0 on IBM platforms, including principally the S390, AS400 and RS6000 platforms, and also the Windows NT, Linux and Sun Solaris operating systems, at IBM facilities. During the implementation and testing Dr. Bean 1.0 operated successfully on the platforms and operating systems tested.

    Enhanced versions of Dr. Bean were released in June 14 (version 2.0) and November 1999 (version 3.0).

    In January 2000 we released Dr. Bean 3.1, the current version. Dr. Bean 3.1 incorporates the following components and features.

    QUEUE MANAGEMENT

    When all CSR's are busy, Dr. Bean can establish a queue of customers waiting for service. When they come available, CSR's can choose a new customer from the queue.

    CUSTOMER INTERFACE/TOOLKIT

    The customer interface is the GUI shown to customers when they first open Dr. Bean. Our toolkit permits a company using Dr. Bean to adjust the size and colour of the Dr. Bean window that its customers see, and to include corporate logos and other "look and feel" components that the company wants.

    FIREWALL ROUTER

    Dr. Bean operates compatibly with system firewalls, by establishing a secure communications channel between the secure and non-secure portions of a system firewall.

    DATA BASE APPLICATION PROGRAMMERS INTERFACE ("API")

    The Data base API permits Dr. Bean to write data to, and read data from, data bases stored in other components of a user's system. Dr. Bean is compatible with a wide range of database software, including IBM's db2 and Oracle's 8i and 11i.

    SUPERVISOR MODULE

    The supervisor module enables a supervisor to monitor various aspects of CSR performance. The supervisor can view the chat messages being exchanged by a CSR. The supervisor can also view, in graphical form, data analyzing CSR performance. The type of data available can include such items as the average response time for a particular CSR or group of CSR's, or average session length.

    KEY WORD SEARCH

    Using the key word search, a CSR can search the company's website for specific words. This will enable the CSR to find a web page containing information to answer a customer's question.

    BROWSER SYNC

    The browser sync feature enables a CSR to browse the same web page as a customer. The CSR can use browser sync feature to follow a customer, so that the CSR knows what the customer is viewing, and when the customer moves from one web page to another. Alternatively, the CSR can push web pages to the customer.

    WHITE BOARDING

    Using the white boarding feature, a CSR can draw graphics on the web page display seen by a customer. For example, the CSR can circle a section of the web page, in much the same way that telestrators are used in television broadcasts.

    Dr. Bean 3.1 also offers additional features, which can be purchased at additional cost.

    REMOTE CSR CONNECTION

    Dr. Bean permits CSR's to operate from remote locations, such as the CSR's residence.

    KNOWLEDGE BASED ROUTER

    Dr. Bean can direct a customer to the most appropriate CSR (or CSR group) through a variety of methods:

    (a) icons in different locations will direct a customer to different CSR's;

    (b) for repeat customers, historical data identifies the CSR;

    (c) new customers can be routed based on IP address/geographical location.

    The criteria used by the intelligent routing can be customized to meet the sales protocols and priorities of individual companies. For example, Dr. Bean permits the company to designate groups of CSR's who will specialize in a common area. Dr. Bean users can designate the criteria used for routing customers to a particular CSR or group of CSR's and can give priority to regular or valued customers.

    COLLABORATIVE SERVICES

    The collaborative services feature permits CSR's to communicate among themselves, or with other company personnel, while a customer chat session is under way. For example, if the customer asks a question which the CSR is unable to answer, the CSR can contact other CSR's to find the answer. The CSR can communicate with a specific individual, or can send messages to a group.

    ENTERPRISE REPORTING SERVICES

    The enterprise reporting feature permits Dr. Bean users to assemble a broad range of information and reports relating to system performance. Examples could include statistics concerning the activities of individual CSR's or a specific group of CSR's, or the frequency of calls during specified periods of the day. The enterprise reporting feature allows the user to specify the contents and format of any report.

    DATA SOURCE MANAGER

    The data source manager enhances the ability of Dr. Bean to use other data bases of the Dr. Bean user. The data source manager allows Dr. Bean users to develop customized applications which read, use, and add to, data stored in those data bases.

    AUTOSERVICE/WIZMASTER

    The AutoService feature displays automated questions for customer response. Based on the response, the AutoService feature can:

    (a) provide an automated response to the customer's inquiry;

    (b) display additional automated questions to elicit further information from the customer; or

    (c) turn the customer over to the intelligent routing feature, to route the customer to the most appropriate CSR.

    Wizmaster is used in conjunction with the Autoservice feature. Wizmaster permits Dr. Bean users to create customized knowledge trees which specify the questions and possible responses to be used by the AutoService feature. New questions or answers can be added, and can be linked to other questions and answers, through a simple drop and drag procedure.

    (II) DR. BEAN -- FUTURE DEVELOPMENTS

    Our principal development activities are the enhancement of Dr. Bean and the development of related products.

    During the first half of 2000, we plan to release enhancements to Dr. Bean that include the following additional features.

    MULTI-CHANNEL INTEGRATION

    The multi-channel integration feature is designed to permit companies to integrate all of the principal channels for customer service, including Internet chat, telephone, e-mail, and fax into a single system. The multi-channel integration feature will support audio "voice over Internet" communication. Through multi-channel integration, all incoming customer communications, regardless of source, can be put into a single queue, and then routed to individual CSR's according to priorities set by the Dr. Bean user. The multi-channel integration feature can thus be used to ensure that all forms of customer inquiry are dealt with in a similar manner, and that any CSR can respond to any inquiry, regardless of its source.

    The multi-channel integration feature will incorporate a "telephony bridge", which is being developed for us under contract by Science Applications International Corp. ("SAIC"). The telephony bridge will create a digitised version of audio telephone calls, to support "voice over Internet" communication and to ensure that telephone calls can be processed and distributed in the same manner as other incoming data.

    The multi-channel integration feature will also include a persistent channel session manager, which will help ensure that contact with a customer is not lost through accidental disconnection. For example, if an Internet or telephone connection with a customer is disconnected, Dr. Bean will keep track of the source of the connection, and will re-connect automatically.

    E-MAIL RESPONSE

    Dr. Bean will allow CSR's to respond to customers by sending pre-packaged e-mail messages. This feature can be used, for example, to e-mail forms or brochures requested by a customer.

    PROFILING ENGINE

    The profiling engine will include enhancements to the intelligent routing feature, enabling Dr. Bean to assemble and utilize more detailed information on individual customers.

    In addition to the enhancements to Dr. Bean 3.x, we are developing a product named Dr. Bean NG. Dr. Bean NG will permit us (or other companies we license
Dr. Bean NG to) to sell Dr. Bean as a service as opposed to a product. Through Dr. Bean NG, companies will be able to receive customer communications through a central server system which we (or a licensee) will establish. Dr. Bean NG will thus enable users to enjoy the features and functions offered by Dr. Bean without having to purchase Dr. Bean as a product, and without incurring the resulting system administration and maintenance costs.

    We do not yet have specific plans to implement Dr. Bean NG. Implementation of Dr. Bean NG may include both:

    (a) establishment of our own call centre for Dr. Bean NG, offering users as service, based on a monthly service fee; or

    (b) licensing Dr. Bean NG to other companies who wish to establish call centres of their own, paying us either a one time license fee or on a royalty basis, or both.

    (III) DR. BEAN -- MARKETING

    Dr. Bean is intended to service the rapidly growing market for software which facilitates business over the Internet. International Data Corporation has projected that the number of customers buying goods and services over the Internet will grow from approximately 30 million in 1998 to 133 million in 2002. The total value of goods and services purchased over the Internet was projected to grow from approximately $50 billion in 1998 to over $734 billion by 2002.

    A corresponding demand is predicted for software that facilitates Internet commerce. International Data Corporation has projected that the market for eCRM software will increase from approximately $42 million in 1998 to approximately $1.6 billion in 2002. We have not taken independent steps to verify these projections, or to create our own projections. However, based on these projections and the rapid growth of the Internet as a medium for business, we expect a large market for eCRM software to develop. Our objective is to capture, through Dr. Bean, a significant share of that market.

    We plan to market Dr. Bean through two principal channels, our direct sales personnel and value added resellers.

    In the United States, we employ approximately 30 employees in sales, integration, customer support, and related areas. Our head office in the United States is in Reston, Virginia. In addition, we employ regional sales personnel in Atlanta, San Jose, Los Angeles, Phoenix, Dallas, Boston, and Chicago. By the end of April 2000, we expect to hire approximately 20 additional employees in the United States, and to employ regional sales personnel approximately seven additional cities in the United States. In Canada, we employ approximately 18 employees in sales, integration, customer support, and related areas. We have one regional sales representative in Toronto, Ontario, with the rest of our Canadian sales personnel stationed in Vancouver and North Vancouver, British Columbia.

    In July 1999 we commenced the Sideware Partner Program through which we offer Dr. Bean to value added resellers. As at the date of this annual report, we have signed reseller agreements with 20 companies. We are continuing in our efforts to enlist additional value added resellers for Dr. Bean, and expect to sign additional reseller agreements during the remainder of 2000. Value added resellers are entitled to purchase Dr. Bean at a 30% discount from our list price. In addition, value added resellers receive 10% of any annual maintenance fees paid by end users.

    We have also entered into IBM marketing programs which we believe will provide market exposure for Dr. Bean and help us establish distribution channels. Those programs include the following:

    (a) In December 1999 we were accepted into the IBM Software Investment Initiative program. The Software Investment Initiative program offers opportunities to participate in joint marketing programs with IBM on a worldwide basis, and access and introductions to both IBM customers and IBM resellers. We have signed an Independent Software Vendor Agreement, pursuant to which IBM has agreed to contribute approximately US$45,000 towards a joint marketing program. The agreement also specifies revenue targets totaling approximately US$250,000 for sales of IBM software influenced by the sale of Dr. Bean. Failure to achieve the revenue targets entitles IBM to terminate the agreement.

    (b) Dr. Bean has been accepted into the IBM BesTeam Software Program. Participation in the BesTeam Software Program gives rise to the following marketing opportunities:

        -- authorized resale of IBM hardware and software, and authorized use of IBM logos and marketing material;

        -- introductions (through BesTeam personnel) to IBM VAR's and customers;

        -- attendance at meetings and conferences of IBM small business and e-business account managers.

    (IV) DR. BEAN -- COMPETITIVE POSITION

    Software to facilitate Internet commerce is an emerging field. Several companies have already developed products which are competitive with at least some of the features offered by Dr. Bean. Additional entrants into the field can be expected as the market for e-business software matures.

    We consider the following products to be most directly competitive with Dr. Bean. Each of these products supports customer-CSR chat over the Internet and some or all of the additional functions supported by Dr. Bean.

    NetAgent (eShare Technologies, Inc.)
    WebCenter (Quintus Corporation)
    Interaction Web (Interactive Intelligence Inc.)
    Same Time (Lotus Development Corp.)
    eService (Silknet Inc.)
    Callsite (NetDive Inc.)
    Cisco Customer Interaction Suite (Cisco Systems, Inc.)
    FaceTime Instant Customer (FaceTime Communications Inc.)
    Apropos (Apropos Technology).

    In addition, other companies such as LivePerson Inc. offer Internet chat products which can be purchased as a service. These services are similar in nature to the services which we will be able to offer through Dr. Bean NG, but the offering of these services is also competitive with Dr. Bean 3.1.

    We believe that the following features of Dr. Bean can give Dr. Bean a competitive advantage over many competitors in the field.

    (a) Dr. Bean is a 100% Java product, and can thus be made compatible with a wide variety of operating systems and platforms. We believe that this will enhance our ability to negotiate beneficial strategic alliances with leaders in the market for e-commerce software.

    (b) Dr. Bean incorporates highly flexible features, permitting a high degree of customisation in its interfaces and functions. For example, Dr. Bean can be connected to all major database software, to utilise customer information generated by other programs.

    Investors are cautioned that:

    (a) The market for e-commerce software is, and is expected to remain, intensely competitive.

    (b) The list of competitors set out above is not exhaustive. We are aware of over 30 companies providing products or services which are competitive to some degree with Dr. Bean.

    RESEARCH AND DEVELOPMENT

    During the year ended December 31, 1999, the eight month period ended December 31, 1998, and the year ended April 30, 1998, we incurred research and development expenses of $953,842, $353,238, and $301,258 respectively. Our own personnel do substantially all of our research and development work.

    INTELLECTUAL PROPERTY

    Dr. Bean is protected by copyright. Under the COPYRIGHT ACT (Canada), copyright protection lasts for a minimum of 50 years. We have not yet taken steps to register Dr. Bean under any copyright legislation.

    We have registered the trademark "Sideware" with the United States Patent and Trademark office, and we have submitted pending applications to register "Dr. Bean" and related graphic trademarks under the TRADEMARK ACT of Canada, and also to the United States Patent and Trademark office. We do not know of any specific facts or circumstances which would prevent registration of our trademarks in Canada or the

United States, but there can be no assurance that registration of any of our pending trademark applications will be accepted.

    Dr. Bean includes the following software which we have licensed from third parties for use as part of Dr. Bean.

    (a) Pursuant to a reseller agreement with Enterprise Soft of Cupertino, California, we have licensed the "Enterprise Reports" software. Dr. Bean uses the Enterprise Reports software to generate data and reports.

    (b) Pursuant to a software license with ICEsoft AS of Bergen, Norway, we have licensed the ICE Browser Lite software. The Browser Lite software provides the browser used by the CSR component of Dr. Bean.

    In addition, Dr. Bean incorporates "Wizmaster", which we are entitled to use under license from BrainTech, Inc. See "ITEM 13. INTEREST IN MANAGEMENT IN CERTAIN TRANSACTIONS".

ITEM 2.  DESCRIPTION OF PROPERTY

    We currently operate from 6 office locations.

    HEAD OFFICE -- NORTH VANCOUVER, BRITISH COLUMBIA

    Our head office premises are located in North Vancouver, British Columbia, Canada. Our North Vancouver premises occupy 14,867 square feet. We share the North Vancouver premises with BrainTech, Inc., a software development company. The term of the lease expires August 31, 2003.

    The North Vancouver lease provides for annual minimum rent of approximately $197,271.00 (equal to $13.00 per square foot) for the first year of the lease from September 1, 1998 to August 31, 1999. Annual minimum rent increases to $13.25 per square foot in the second year, $13.50 per square foot in the third year, $13.75 per square foot in the fourth year, and $14.00 per square foot in the fifth year. In addition, the lease requires payment of additional costs relating to property taxes and common area maintenance costs. Those costs are presently approximately $4.10 per square foot.

    We operate our head office premises under a Cost Sharing and Allocation Agreement with BrainTech, Inc. Prior to October 1999 we shared the cost of the premises with BrainTech, Inc. equally. In October 1999 we agreed with BrainTech to re-allocate the premises costs 80% to us and 20% to BrainTech, Inc. effective from January 1, 1999, as we employ substantially more personnel, and thus make greater use of the premises, than BrainTech, Inc.

    The landlord under the lease is HOOPP Realty Inc., an arm's length company. The tenant under the lease is Techwest Management Inc., a company of which Owen Jones and Grant Sutherland are each directors, and in which Owen Jones and Grant Sutherland are each one third shareholders. We are a co-covenantor under the lease, along with BrainTech, Inc. The costs of Techwest Management Inc. under the lease are passed through to us and BrainTech, Inc. without any additional charges or mark-up.

    VANCOUVER, BRITISH COLUMBIA

    Effective July 1, 1999, we have occupied leasehold premises in Vancouver, B.C. We have entered into:

    (a) a lease covering the premises at Suite 1620, 777 Dunsmuir Street (the "Original Premises") for the period July 1, 1999 to June 30, 2002, and covering the premises at Suite 1600, 777 Dunsmuir Street (the "Extended Premises") for the period December 1, 2000 to June 30, 2002; and

    (b) an Assignment of Lease covering the Extended Premises for the period July 1, 1999 to November 30, 2000.

    The total space included in the Original and Extended Premises is 8,325 square feet. The landlord of the Original and Extended Premises is Pacific Center Leaseholds Limited, an arm's length company.

    The tenant under the lease described in (a) is Techwest Management Inc. We are an indemnifier under the lease, along with BrainTech, Inc. As an indemnifier, we are liable to perform all of the obligations of the tenant under the lease, including the payment of rent.

    The assignor under the assignment described in (b) is SJM Management Ltd., a private management company which holds a lease of the Extended Premises running from July 1, 1999 to November 30, 2000. Grant Sutherland holds a one third beneficial interest in SJM Management Ltd. Prior to July 1, 1999 the Extended Premises were occupied by the law firm Sutherland Johnston MacLean, in which Mr. Sutherland was a partner. Under the assignment, SJM Management Ltd. assigned its interest in respect of the Extended Premises to Techwest Management Inc., which agreed to perform all of the obligations of the tenant under the lease. We are an indemnifier under the assignment, along with BrainTech, Inc. As an indemnifier, we are liable to perform all of the obligations of the assignee, including the payment of rent.

    Under the lease described in (a), the rent payable for the Original Premises for the period July 1, 1999 to June 30, 2002 is $64,498.50 per annum ($16.50 per square foot) payable in equal monthly installments of $5,374.88. The rent payable for the Extended Premises for the period December 1, 2000 to June 30, 2002 is $72,864.00 per annum ($16.50 per square foot) payable in equal monthly installments of $6,072.00. In addition to rent, monthly charges are payable for maintenance fees, utilities and taxes. We anticipate that the additional monthly charges will be approximately $5,000, based on initial invoices submitted by Pacific Centre Leaseholds Limited.

    Under the assignment described in (b), the rent payable for the Extended Premises for the period July 1, 1999 to November 30, 2000 is $64,032 per annum ($14.50 per square foot) payable in equal monthly installments of $5,336.00. In addition, monthly charges of approximately $5,000 per month are payable for maintenance fees, utilities, and taxes.

    Sutherland Johnston, a law firm in which Grant Sutherland is a partner, will continue to occupy a portion of the Extended Premises. BrainTech, Inc. and Sutherland Johnston will be responsible for a portion of the costs relating to the Original and Extended Premises depending on the relative use of those premises by those parties. We expect that for the foreseeable future, we will use the Original Premises exclusively, and will bear all of the costs relating to the Original Premises. We also expect that for the foreseeable future, we will bear approximately 45% of the costs relating to the Extended Premises.

    RESTON, VIRGINIA

    Our head office in the United States is in Reston, Virginia.

    Our Virginia office is presently located at 208 Elden Street, Suite 200, Herndon VA 20170, in leasehold premises which we occupied effective February 1, 1999. The lease of the Elden Street office runs for a term of five years, to January 31, 2004. We received a two-month rent abatement, so that rent payments for the Virginia office commenced April 1, 1999. The rent commenced at US$11,652 per month, and the lease provided that it would escalate by 3% each year.

    As a result of the increase in our Virginia workforce, we are in the process of moving our Virginia office to larger premises at 1810 Samuel Morse Drive, Reston, Virginia. The new premises consist of an office building with a rentable area of approximately 16,000 square feet. The term of the lease is 7.5 years, commencing April 14, 2000 and ending October 14, 2007. The rent commences at US$38,666.66 per month (US$464,00.00 per annum) and escalates by approximately 3% per year to US$47,555 per month (equivalent to US$570,661.42 per annum) during the final half year. We are also liable to pay the cost of all utilities delivered to the premises, and to pay the amount of any increase, over the 2000 base year, in the operating costs incurred by the landlord in respect of the premises. We have an option to renew the lease for an additional three years at rental rates which continue to escalate at approximately 3% per year. The landlord of the Reston premises is Reston L.L.C., an arm's length company.

    ATLANTA, GEORGIA

    Our Atlanta regional office occupies approximately 2,700 square feet. The term of the lease is three years, from May 1, 2000 to April 30, 2003. The annual rent is US$68,023 for the first year, escalating by approximately 3% per year. We are also responsible for a proportionate share of annual increases in the landlord's building operating costs. The landlord is Sanctuary Park Realty Holding Company, an arm's length company.

    SAN JOSE, CALIFORNIA

    Our San Jose regional office consists of four office spaces. We pay rent of US$1,435 per month on a month-to-month basis. The landlord is W9/PHC Real Estate Limited Partnership, an arm's length company.

    CHICAGO, ILLINOIS

    Our Chicago regional office consists of one office, which we occupy under a one year lease, running from April 1, 2000 to March 31, 2001. The rent is US$11,100 for the year. The landlord is CEO Suites Inc., an arm's length company.

ITEM 3.  LEGAL PROCEEDINGS

    We are party to several court proceedings.

    1.  PROCEEDINGS INVOLVING FORMER MANAGEMENT

    (I) EVERGREEN V. KOSTIUK ET AL; ACTION NO. C952721 IN THE BRITISH COLUMBIA SUPREME COURT

    On May 11, 1995 we commenced action against Lawrence Kostiuk, certain other former directors of the company, and the former auditors and solicitors of the company. The principal relief which we are claiming includes:

    (a) damages for negligence and breach of fiduciary duty, and an accounting of profits in respect of various stock transactions;

    (b) an injunction restraining sale of a computer program known as "E-Glue" by The Plant Software Inc., a company controlled by the family of Mr. Kostiuk; and

    (c) an order setting aside a general security agreement executed by us in favor of Mr. Kostiuk in July 1994.

    A counterclaim has been filed by 484117 B.C. Ltd. (as assignee of Mr. Kostiuk) seeking judgment against us in the approximate amount of $1.5 million, and seeking to enforce the general security agreement. Another counterclaim has been filed by Wolrige Mahon, our former auditors, claiming approximately $58,000 for accounting and audit services.

    On May 7, 1997 a receiving order was made against Lawrence Kostiuk pursuant to the BANKRUPTCY AND INSOLVENCY ACT. In November 1997 we were granted leave to continue with Action C952721 against Lawrence Kostiuk. By agreement dated September 8, 1998, we purchased all of the right, title and interest of Lawrence Kostiuk and the Trustee in Bankruptcy of Lawrence Kostiuk in shares of 484117 B.C. Ltd. On August 31, 1999 we filed an application to recover title to 100% of the issued and outstanding shares of 484117 B.C. Ltd. pursuant to the September 8, 1998 assignment. On November 15, 1999 we received a favorable decision on the application. On December 15, 1999 an appeal was commenced from that decision. We believe that unless the appeal is successful, this decision will likely result in the effective elimination of the counterclaim of 484117
B.C. Ltd. against us.

    We have set a trial date of April 2, 2001 for this action. We are of the view that we have a strong case against Mr. Kostiuk, and against the other defendants we have sued. We are also of the view that we will be successful in resisting the counterclaims filed against us.

    (II) KOWALEWICH ET AL V. EVERGREEN ET AL; ACTION NO. C963748 IN THE BRITISH COLUMBIA SUPREME COURT

    On June 27, 1996 Len Kowalewich, Donald Mavinic, Klaus Nicolaus and Dale Harvey commenced action against us and certain of our present directors and employees claiming damages for libel. We have filed a counterclaim against the plaintiffs and Lawrence Kostiuk, Scott Kostiuk and John Kostiuk as defendants by counterclaim. We believe that there is no material risk of a judgment against us. The outcome of our counterclaim is uncertain.

    (III) KOWALEWICH V. EVERGREEN; ACTION NO. C963717 IN THE BRITISH COLUMBIA SUPREME COURT

    On June 26, 1996 Len Kowalewich commenced action against us to recover $276,000 alleged to be owing by us for unpaid consulting fees (approximately $96,000) and funds loaned to or advanced on our behalf (approximately $180,000). We have filed a defense and counterclaim against the plaintiff and Lawrence Kostiuk, Scott Kostiuk, John Kostiuk, Carolyn Kostiuk, Donald Mavinic, Dale Harvey, Len Kowalewich, Klaus Nicolaus, The Plant Software Inc. and certain shareholders and affiliates of The Plant Software Inc. as defendants by counterclaim. We believe that we will be successful in defending the claim of Mr. Kowalewich. The outcome of our counterclaim is uncertain.

    (IV) KOWALEWICH ET AL V. EVERGREEN; ACTION NO. A963030 IN THE BRITISH COLUMBIA SUPREME COURT

    On September 13, 1996 Len Kowalewich and 6 other petitioners filed an application for leave to commence derivative proceedings against our present directors. We believe the petition is without merit. By the nature of the petition it cannot result in any form of pecuniary judgment against us.

    (V) 9123 INVESTMENTS LTD. V. THE PLANT SOFTWARE INC. ET AL; B.C.S.C. ACTION NO. C983489 IN THE BRITISH COLUMBIA SUPREME COURT

    By Agreement dated November 18, 1998, 9123 Investments Ltd. purchased the rights of Canadian Western Bank in a judgment pronounced October 15, 1997 against The Plant Software Inc. and three of its shareholders, all members of the family of Lawrence Kostiuk. We have calculated the amount owing under the judgment by The Plant Software Inc. as $311,848.69 as at December 30, 1998. We do not have precise calculations of the amounts owing by the other judgment debtors, who are liable for portions only of the amount owing by The Plant Software Inc. In addition, we have purchased the rights under a general security agreement held by Canadian Western Bank securing the indebtedness of The Plant Software Inc. The general security agreement covers all of the assets and undertaking of The Plant Software Inc.

    By decision dated March 9, 1999, the British Columbia Supreme Court upheld the validity of the assignment, and ordered that 9123 Investments Ltd. be substituted as Petitioner in Action No. C983489 in place of Canadian Western Bank.

    In consideration for the assignment, 9123 Investments Ltd. paid $20,000 to Canadian Western Bank. In addition, we agreed to dismiss court proceedings in which we had sought approximately $200,000 in damages from Canadian Western Bank.

    The amount of any recovery under the judgment, and the value of any assets of The Plant Software Inc. which may secure its indebtedness, are uncertain.

    (VI) BANKRUPTCY OF LAWRENCE KOSTIUK; BRITISH COLUMBIA SUPREME COURT ACTION NO. 173352 VA 97

    Pursuant to Agreements dated September 8, 1998, we have purchased from the trustee in bankruptcy of Lawrence Kostiuk all of the right, title, and interest of Lawrence Kostiuk and the trustee in The Plant Software Inc. and 484117
B.C. Ltd. No shares in either company are registered in the name of Lawrence Kostiuk, with the result that any recovery of those assets requires legal proceedings.

    On October 15, 1998 we filed an application with the British Columbia Supreme Court to recover title to 6,000,000 shares in The Plant Software Inc. presently registered in the name of a company called "La Tache-DRC Inc.". That application has not yet come on for hearing.

    On January 11, 1999 Lawrence Kostiuk filed an application with the British Columbia Supreme Court seeking to set aside our transactions with the trustee in bankruptcy. That application was dismissed on March 9, 1999.

    On August 31, 1999 we filed an application to recover 100% of the issued and outstanding shares in 484117 B.C. Ltd. On November 15, 1999 we received a favorable ruling on the application. See item (i), above.

    In consideration for the assignments, we paid $20,000 to the Trustee in Bankruptcy of the estate of Lawrence S. Kostiuk.

    (VII) THE PLANT SOFTWARE INC. V. 9123 INVESTMENTS LTD.; BRITISH COLUMBIA SUPREME COURT ACTION A990400

    On January 11, 1999 The Plant Software Inc. filed an application for an injunction to restrain 9123 Investments Ltd. from enforcing the general security agreement referred to in (v), above. On March 9, 1999, the Petition of The Plant Software Inc. was dismissed.

    (VIII) THE PLANT SOFTWARE INC. ET AL V. SIDEWARE SYSTEMS INC. ET AL; BRITISH COLUMBIA SUPREME COURT ACTION NO. C990136

    On January 11, 1999 The Plant Software Inc., Carolyn Kostiuk, John Kostiuk, Scott Kostiuk, and Lawrence Kostiuk commenced legal proceedings claiming damages for abuse of process in the purchase of the rights and interests described in
(v) and (vi), above. We believe that the action is without merit and that there is no material risk of an adverse judgment.

    2.  CLAIMS INVOLVING THIRD PARTIES

    We are also party to the following court actions not involving former management.

    (I) BARRIGAR & MOSS V. EVERGREEN; BRITISH COLUMBIA SUPREME COURT ACTION NO. C961984

    On April 1, 1996 a Vancouver law firm sued us for $12,000 in legal fees. We are defending on the grounds, INTER ALIA, that the account is excessive.

    (II) NIKIFORUK V. EVERGREEN; BRITISH COLUMBIA SUPREME COURT ACTION
         NO. C943435

    In July 1994 Michael Nikiforuk commenced action against both us and Lawrence Kostiuk. As against us, the Plaintiff seeks damages for breach of a stock option agreement. No steps have been taken in the proceedings in over a year.

    (III) RBS MANAGEMENT V. EVERGREEN; BRITISH COLUMBIA SUPREME COURT ACTION NO. J950168

    In March 1995 our former solicitors commenced proceedings to recover approximately $37,000 alleged to be owing in legal fees. A taxation hearing set in May of 1995 was adjourned generally by consent. No steps have been taken in the proceeding in over a year.

    (IV) Q-MEDIA SERVICES LTD. V. SIDEWARE SYSTEMS INC.; BRITISH COLUMBIA SUPREME COURT ACTION NO. S000892

    In February 2000 Q-Media Services Ltd. commenced action against us to recover approximately $42,000 alleged to be owing for services rendered in the reproduction of copies of Tagalongs for sale. We are defending the claim on the grounds that the reproductions were defective.

ITEM 4.  CONTROL OF REGISTRANT

    To the best of our knowledge, we are not controlled directly or indirectly by any other corporation or by any foreign government.

    The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of February 29, 2000 by (i) our directors and executive officers, (ii) each other person whom we know to own beneficially more than 5% of the common shares; and (iii) all of our directors and executive officers as a group.

      TITLE OF                                                                        AMOUNT           PERCENT
        CLASS              IDENTITY OF PERSON OR GROUP                                OWNED            OWNED(1)
---------------------      ---------------------------                              ----------         --------
Common                     Owen Jones.............................................   4,341,000(2)         7.1%
Common                     Grant Sutherland.......................................   2,355,000(3)         4.0%
Common                     Peter Kozicki..........................................     906,700(4)         1.6%
Common                     Edward White...........................................     315,780(5)         0.5%
Common                     James Speros...........................................   2,519,500(6)         4.2%
Common                     Jay Nussbaum...........................................     200,000(7)         0.3%
Common                     John Wedel.............................................      25,000(8)         0.2%
Common                     Scott Friedlander......................................     302,400(9)          .5%
Common                     All Directors and Executive Officers...................  11,065,380(10)       15.8%

------------------------

(1) Percentage ownership figures are calculated using data as at February 29, 2000. As at February 29, 2000 we had 57,609,202 shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage of the person or group of persons holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Includes shares issuable under the following securities:

    - 678,000 shares issuable under incentive stock options exercisable within 60 days; and

    - 1,060,000 shares issuable under outstanding share purchase warrants exercisable within 60 days. Subsequent to February 29, 2000 Mr. Jones has given notice of his intention to exercise 1,000,000 share purchase warrants. As at the date of this annual report, shares have not yet been issued in respect of these warrants.

(3) Includes shares issuable under the following securities:

    -- 478,000 shares issuable under incentive stock options exercisable within 60 days; and

    -- 760,000 shares issuable under outstanding share purchase warrants exercisable within 60 days.

(4) Includes shares issuable under the following securities:

    -- 100,000 shares issuable under incentive stock options exercisable within 60 days.

(5) Includes shares issuable under the following securities:

    -- 150,000 shares issuable under incentive stock options exercisable within 60 days.

(6) Includes shares issuable under the following securities:

    -- 375,000 shares issuable under incentive stock options exercisable within 60 days; and

    -- 1,060,000 shares issuable under outstanding share purchase warrants exercisable within 60 days.

(7) Includes shares issuable under the following securities:

    -- 200,000 shares issuable under incentive stock options exercisable within 60 days.

(8) Includes shares issuable under the following securities:

    -- 25,000 shares issuable under incentive stock options exercisable within 60 days. Figures stated for Mr. Wedel do not include additional options to purchase 400,000 shares (of which 100,000 will be exercisable within 60 days) which we have agreed to grant to Mr. Wedel, but which we have not yet granted.

(9) Includes shares issuable under the following securities:

    -- 300,000 shares issuable under incentive stock options exercisable within 60 days.

(10) Includes shares issuable under the following securities:

    -- 2,406,000 shares issuable under incentive stock options exercisable within 60 days; and

    -- 2,935,000 shares issuable under outstanding share purchase warrants exercisable within 60 days.

    The figures stated in notes (2), (3), and (10) above do not include share purchase warrants which expired November 27, 1998, and in respect of which we have sought regulatory approval of an extension. The figures stated include securities owned by directors or officers through wholly owned holding corporations. The figures stated above do not include securities owned by our corporate Secretary, who does not exercise corporate policy making functions.

    We are unaware of any person who owns 10% or more of our voting securities. We are unaware of any arrangements, the operation of which may at a subsequent date result in a change of corporate control.

ITEM 5.  NATURE OF TRADING MARKET

    Our common shares are currently trading on the Canadian Venture Exchange (the "CVE") under the symbol "SYD.U", and through the OTC Bulletin Board under the symbol "SDWSF". Trading over the OTC Bulletin Board was authorized to commence October 29, 1999.

    Prior to November 4, 1999 our shares traded on the CVE in Canadian dollars. On November 4, 1999, at our request, the CVE changed the trading currency for our shares to United States dollars.

    The following table sets forth the high and low sale prices for our common shares for the quarters indicated. Figures quoted for the third quarter of 1999 and all previous periods are in Canadian dollars, and based on data from the CVE. Figures quoted for the final quarter of 1999 are in United States dollars and are based on data from the CVE and the OTC Bulletin Board.

                                        CVE        CVE       OTC-BB      OTC-BB
                                       HIGH        LOW        HIGH        LOW
                                     ---------   --------   ---------   --------
                                       (US$)      (US$)       (US$)      (US$)
1999
Fourth Quarter.....................  US$10.15    US$1.48    US$10.19    US$1.69
Third Quarter......................    $ 3.38      $2.20
Second Quarter.....................    $ 3.47      $0.94
First Quarter......................    $ 0.85      $0.45

1998
Fourth Quarter.....................    $ 0.51      $0.33
Third Quarter......................    $ 0.51      $0.30
Second Quarter.....................    $ 0.54      $0.26
First Quarter......................    $ 0.81      $0.36

1997
Fourth Quarter.....................    $ 1.30      $0.60
Third Quarter......................    $ 1.35      $0.76
Second Quarter.....................    $ 1.94      $0.58
First Quarter......................    $ 1.05      $0.19

    On March 30, 2000 the closing price for our shares on the CVE was US$9.30.

    Our common shares were first listed on the CVE on November 7, 1983. Trading was suspended by the CVE on November 28, 1994 as a result of concerns of the CVE over irregularities in transactions of the former President of Sideware
Systems Inc., Lawrence Kostiuk. Irregularities identified by the CVE included:

    (a) the granting of a purported general security agreement to Mr. Kostiuk without public disclosure or CVE approval;

    (b) misrepresentations made to the CVE by former management in respect of private placements completed in August 1991, January 1993 and July 1993; and

    (c) potential breaches of our listing agreement with the CVE, including the failure to file a management agreement between the Company and Riva Yachts of Canada Ltd. (a company controlled by the family of Mr. Kostiuk), the issuance of shares to Mr. Kostiuk without CVE approval, and the improper issuance of shares pursuant to incentive stock options.

    Certain of the above transactions are the subject matter of legal disputes between us and our former management. See "ITEM 3. LEGAL PROCEEDINGS."

    A cease trade order was issued by the British Columbia Securities Commission on March 7, 1995 when former management failed to file required financial statements. New management took control on May 3, 1995. On September 10, 1996, the cease trade order and trading suspension were lifted and our shares resumed trading. The principal steps that we were required to complete in order to return our shares to trading status were the preparation and filing of delinquent financial statements and the raising of approximately $1.6 million in private placement financing, to permit us to resume operations.

    As at March 30, 2000 we have 57,923,965 common shares issued and outstanding. Approximately 232 record holders of common shares (including
CEDE & Co., a US depository) are within the United States, holding approximately 20 million shares (approximately 34% of the total shares issued and outstanding). Approximately 37 million shares are registered in the name of CDS & Co., a Canadian depository. Approximately 9 million shares are registered in the name of CEDE & Co., a United States depository. Owing to the large percentage of our shares registered in the names of depositories, we do not have reliable information as to the extent of beneficial ownership of our shares by US residents. We believe that in excess of 50% of our shares are owned beneficially by United States residents.

    Trading in our shares over the OTC Bulletin Board commenced pursuant to a Form 15c-211 filed by National Securities Corp. of Chicago Illinois. We have entered into a Financial Advisory and Consulting Agreement with National Securities Corp. of Chicago Illinois, pursuant to which we have issued 250,000 shares of restricted stock to National Securities Corp.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    We are unaware of any governmental laws, decrees or regulations in force in Canada which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our securities.

    There are no limitations imposed by the laws of British Columbia or by our charter or other governing documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (the "Investment Act"). The following summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares. The summary is of a general nature only and is not intended to be more; nor is it a substitute of independent advice from an investor's own advisor. The summary does not anticipate statutory or regulatory amendments.

    The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor", when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

    A non-Canadian would acquire control of our company for purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control unless it could be established that, on acquisition, the company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty (30) days after the investment.

    Certain transactions relating to common shares are exempt from the Investment Act, including:

    (i) an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

    (ii) an acquisition of control of the company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

   (iii) an acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of common shares, remains unchanged.

    COMPETITION ACT REVIEW

    Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Director of Investigation and Research (the "Director"). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre- notification under the Competition Act.

    In addition to substantive merger review, the Competition Act provides for a pre-notification regime respecting mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations, for ease of reference. This filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

    In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain), must have:

    (i) aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen
        (15) months); or

    (ii) aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

   (iii) the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

    If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period, (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

    As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

ITEM 7.  TAXATION

    The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of common shares in the capital of our company by a holder of our common shares who is resident in the United States of America, who has never been a resident of Canada, and who holds common shares solely as capital property (a
"U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada to the date hereof, the published administrative practices of Revenue Canada, Taxation, and on current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take account of any provincial, territorial or foreign tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

    THIS SUMMARY IS NOT INTENDED TO INCLUDE ALL CIRCUMSTANCES IN WHICH A DISPOSITION OF COMMON SHARES MIGHT OCCUR. THIS SUMMARY DOES NOT CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, TAX ADVICE TO ANY PARTICULAR READER. READERS ARE, THEREFORE, ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR INDIVIDUAL CIRCUMSTANCES.

    THIS SUMMARY CONTAINS INFORMATION RELATING ONLY TO PROVISIONS OF CANADIAN FEDERAL INCOME TAX LAW, AS SET OUT ABOVE. THIS SUMMARY DOES NOT INCLUDE INFORMATION RELATING TO THE PROVISIONS OF ANY TAXATION LEGISLATION OF THE UNITED STATES OF AMERICA OR ANY STATE THEREOF. READERS WHO ARE OR MAY BE SUBJECT TO LIABILITY TO TAX UNDER ANY LEGISLATION OF THE UNITED STATES OF AMERICA, OR ANY STATE THEREOF, ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO SUCH LIABILITY.

    DIVIDENDS ON COMMON SHARES

    Under the ITA, amounts paid or credited or deemed paid or credited on account of dividends to holders of common shares that are resident in a country other than Canada will be subject to withholding tax of 25% of the amount of the dividend. The rate of withholding tax may be reduced pursuant to the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident. In certain circumstances, the purchase by us of our common shares may result in a deemed dividend.

    Under the Treaty, if the recipient of a dividend on the common shares is the beneficial owner of such dividends and is considered to be a resident of the United States for purposes of the Treaty, the rate of Canadian withholding tax on such dividends will generally be reduced to 15% of the amount of such dividends or, if the recipient is a corporation which owns at least 10% of our voting stock, to 5% of the amount of such dividends.

    DISPOSITION OF COMMON SHARES

    A holder of common shares who is not resident in Canada will not be subject to tax under the ITA in respect of any capital gain, or be entitled to deduct any capital loss, realized on a disposition of the common shares unless at the time of such disposition such common shares constitute "Taxable Canadian Property" of the holder for purposes of the ITA and the holder is not entitled to relief under a bilateral income tax treaty between Canada and the country in which the holder of the common shares is resident. If the holder is not entitled to relief under a tax treaty, three-quarters of the gain arising on a disposition of Taxable Canadian Property will be taxable at the rates that approximate the rates applicable to residents of Canada.

    Our common shares will not generally constitute "Taxable Canadian Property" at a particular time if they are listed on a prescribed stock exchange (which includes the Canadian Venture Exchange) at that time. However, a holder's common shares and rights to acquire common shares or interests in common shares will be considered "Taxable Canadian Property" if the holder uses or holds, or is deemed to use or hold, such shares in, or in the course of carrying on, a business in Canada, or if at any time during the five year period immediately preceding the disposition of such common shares, the non-resident holder and persons with whom the non-resident holder did not deal at arm's length owned, had rights to acquire, or had interests in 25% or more of the issued shares of any class.

    Under the Treaty, any gain from a disposition of common shares by a person who is considered a resident of the United States for purposes of the Treaty may be exempt from Canadian tax even if the shares constitute Taxable Canadian Property. This exemption will apply if, at the time of disposition, the value of the common shares did not derive principally from Canadian real property and such shares do not form part of the business property of a permanent establishment of the holder in Canada or pertain to a fixed base available to the holder in Canada for the purpose of performing independent personal services.

ITEM 8.  SELECTED FINANCIAL DATA

    The following table sets out selected financial information for each of the periods indicated.

    The selected consolidated financial data shown below were derived from our audited consolidated financial statements. The financial data should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our consolidated financial statements and the notes thereto.

                                                     EIGHT
                                                    MONTHS
                                    YEAR ENDED       ENDED                     YEARS ENDED APRIL 30
                                   DECEMBER 31,    DEC. 31,    ----------------------------------------------------
                                       1999          1998        1998       1997       1996     1995(1)    1994(1)
                                   -------------   ---------   --------   --------   --------   --------   --------
                                      AUDITED       AUDITED                          RESTATED   RESTATED   RESTATED
                                      (000'S)       (000'S)    (000'S)    (000'S)    (000'S)    (000'S)    (000'S)
Sales Revenue....................     $   50        $  159      $   27     $   70     $   28     $  371     $   22
Profit (Loss) for the period
  (Cdn. GAAP)....................     (7,992)       (1,892)     (2,409)    (4,588)      (850)      (528)    (1,250)
Profit (Loss) for the period
  (US GAAP)......................     (8,397)       (1,937)     (2,409)    (2,003)      (898)      (678)    (1,735)
Profit (Loss) per share
  (Cdn. GAAP)....................      (0.21)        (0.07)      (0.11)     (0.29)     (0.07)     (0.04)     (0.11)
Profit (Loss) per share
  (US GAAP)......................      (0.22)        (0.07)      (0.12)     (0.14)     (0.15)     (0.12)     (0.37)
Total assets (Cdn. GAAP).........     10,879         1,725       2,584      1,402      3,350      3,266      3,368
Total assets (US GAAP)...........     10,879         1,725       2,584      1,402        746        709        961
Total S/H Equity (Cdn. GAAP).....      9,922         1,446       2,362      1,012      2,018      2,869      3,337
Total S/H Equity (US GAAP).......      9,922         1,446       2,362      1,012       (585)       312        930
Total R&D expend. (Cdn. GAAP)....        954           353         301        130        Nil        Nil        Nil

------------------------

(1) The circumstances surrounding the restatement of the financial data for the fiscal years ended April 30, 1994 and April 30, 1995 are as follows:

    (a) In our audited financial statements for the fiscal year ended April 30, 1995, we reversed, as at April 30, 1995, the following previously accrued amounts payable to Lawrence Kostiuk, the company's former President:

Professional Services...........................  $  391,000
Development Costs...............................     392,000
Interest Expenses...............................      26,983
Consulting......................................     128,007
Advertising.....................................      30,000
Travel and promotion............................      51,730
                                                  ----------
    Total.......................................  $1,019,720
                                                  ==========

       The reversals were made in respect of transactions under former management, which present management considers to have been improper. See "ITEM 3. LEGAL PROCEEDINGS".

       Of the $1,019,720 reversed, $64,983 had been accrued during the fiscal year ended April 30, 1995, $522,000 had been accrued during the fiscal year ended April 30, 1994, and $432,737 had been accrued in earlier periods.

    (b) For purposes of this annual report, we have restated our selected financial data for the fiscal years ended April 30, 1995 and 1994 by reversing, as at April 30, 1995, only those amounts accrued during the fiscal year ended April 30, 1995 (totaling $64,983) and by reversing, as at April 30, 1994, those amounts accrued during the fiscal year ended April 30, 1994 (totaling $522,000). Accordingly, the accruals reversed for the fiscal years ending April 30, 1994 and April 30, 1995 were:

1994
Professional Services.............................  $ 36,000
Development Costs.................................     2,000
Interest Expenses.................................    26,983
                                                    --------
    Total.........................................  $ 64,983
                                                    ========
1995
Professional Services.............................  $132,000
Development Costs.................................   390,000
                                                    --------
    Total.........................................  $522,000
                                                    ========

    We have no long-term debt and have not paid any dividends. Claims totaling approximately $1.8 million have been advanced against us in legal proceedings. See "ITEM 3. LEGAL PROCEEDINGS".

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto. The discussion below is with respect to our consolidated financial statements which are prepared in accordance with generally accepted accounting principles in Canada. Material differences from United States accounting principles are explained and quantified in note 15 to the consolidated financial statements.

    OVERVIEW

    Following a change in management in May 1995, new management commenced rebuilding our business. The initial efforts of new management were focused on raising sufficient financing to recommence business operations and to permit our shares to resume trading. Our shares resumed trading on September 10, 1996. Our current focus is on the development and marketing of Dr. Bean. As yet, we have not been able to generate significant sales revenue from our products.

    RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE EIGHT MONTH PERIOD ENDED
     DECEMBER 31, 1998

    During the year ended December 31, 1999 we received sales revenue of $49,609, compared with $158,533 for the eight month period ended December 31, 1998. The principal reasons for the decrease were as follows:

    (a) Software sales decreased from $29,383 to nil. During the eight month period ended December 31, 1998 we received revenue from the sale of Tagalongs, our single user notation utility which has now been discontinued. We did not realize revenue from the sale of Dr. Bean during either 1998 or 1999.

    (b) Hardware sales decreased from $129,150 to $49,609. During 1998, all of our hardware sales were made to BrainTech, Inc. and Techwest
       Management Inc., related parties. During 1999, we sold $3,763 worth of hardware to an arm's length party. The remainder of our hardware sales during 1999 were to BrainTech, Inc. and Techwest Management Inc.

    Commencing in the summer of 1998, equipment for both BrainTech, Inc. and Techwest Management Inc. has been purchased through us, owing to favourable prices available to us under the IBM Business Partner Reseller Program. In our initial equipment sales to BrainTech, Inc. and Techwest Management Inc., we charged a mark-up over our cost. The mark-up was eliminated on subsequent transactions. Our current policy is to sell equipment to BrainTech, Inc. and Techwest Management Inc. at cost.

    Interest revenue earned on cash balances increased from $41,734 for the eight month period ended December 31, 1998 to $146,341 for the year ended December 31, 1999. The increase resulted from higher cash balances during the period ended December 31, 1999.

    Cost of sales decreased from $140,418 for the eight month period ended December 31, 1998 to $48,883 for the year ended December 31, 1999. Cost of hardware sold (including equipment sold to BrainTech, Inc. and Techwest Management Inc.) decreased from $120,068 to $48,883. Cost of software sold decreased from $20,350 to nil, as we did not have any software sales during 1999.

    With respect to our operating expenses, the general level of activity within our company increased substantially during 1999. We opened a new office in the United States, and began to hire employees in the United States. We also hired new employees in Canada, and acquired additional office premises in Vancouver, British Columbia. In addition, our results of operations for the period ended December 31, 1999 cover a full year, whereas the comparative period ended December 31, 1998 covers only eight months. As a result of these two factors, expenditures in virtually all categories were much higher during the period ended December 31, 1999. Due to our stage of development, seasonal variations were not a material factor between the comparative periods.

    Employee wages and benefits increased from $401,843 for the eight month period ended December 31, 1998 to $2,590,482 for the year ended December 31, 1999. This increase reflects the increase in our work force. Facilities costs increased from $94,705 to $509,314. This increase reflects our additional leasehold premises in both Vancouver and Virginia. Filing and transfer fees increased from $12,241 to $80,752. The principal reason for the increase was additional fees paid to our transfer agent as a result of our financing activity and transactions in our common shares.

    Marketing expenses increased from $581,764 for the eight month period ended December 31, 1998 to $1,569,086 for the year ended December 31, 1999. Several factors contributed to this increase. During 1999 we paid $182,749 to Big House Communications, an advertising firm, for work in designing our Internet storefront. There was no corresponding expense during the eight month period ended December 31, 1998. Trade show costs during 1999 were $382,724, compared with $244,217 for the eight month period ended December 31, 1998. This increase resulted principally from the longer reporting period covered in the year ended December 31, 1999. Travel costs increased from $125,796 to $283,700, due principally to costs associated with opening and operating our Virginia office. As well, marketing expenses for 1999 included approximately $158,747 paid to contract workers. There were no material similar expenses during the eight month period ended December 31, 1998.

    Office, printing and sundry expenses were $392,159 for the year ended December 31, 1999, compared with $124,375 for eight month period ended
December 31, 1998. The increase resulted from the increase in our work force and the longer period of time covered by the fiscal reporting period ended
December 31, 1999.

    During the year ended December 31, 1999 we incurred a foreign exchange loss of $273,652. By comparison, during the eight month period ended December 31, 1998 we recorded a foreign exchange gain of $141,047. Our foreign exchange gains and losses result from two factors:

    (a) adjusting entries made in respect of transactions recorded in Canadian dollars, but actually carried out in United States dollars; and

    (b) adjusting entries made at year end (reflecting year end exchange rates) in respect of monetary assets and liabilities held in United States dollars, but reported in Canadian dollars.

    Professional fees increased from $356,820 for the eight month period ended December 31, 1998 to $1,125,201 for the year ended December 31, 1999. Accounting and auditing costs increased from $80,566 to $252,756. During 1999 we required substantial accounting and auditing work in connection with the establishment of an offshore subsidiary, compliance taxation matters, the installation of a new accounting system, and the filing of public disclosure documents. Legal costs increased from $220,826 for the eight month period ended December 31, 1998 to $658,771 for the year ended December 31, 1999. During 1999 we required substantial legal work in connection with private placement financings we completed, registration of our shares under United States securities laws, the establishment of an offshore subsidiary, taxation issues relating to cross-border transactions, the hiring of additional employees both in Canada and the United States, and our outstanding court actions.

    Research and development expenses (net of government grants) increased from $353,238 for the eight month period ended December 31, 1998 to $953,842 for the year ended December 31, 1999. The increase was due principally to additional research and development personnel. In addition, research and development expenses for the eight month period ended December 31, 1998 were reduced by government grants in the amount of $25,730. There were no similar receipts during 1999.

    During 1999 we recorded an expense of $160,000 for investment advisory services. This expense represented the value of 250,000 shares issued to National Securities Corp. of Chicago, Illinois for fiscal advisory and consulting services in connection with the listing of our shares on the OTC Bulletin Board. There was no corresponding expense during the eight month period ended December 31, 1998.

    For US GAAP purposes, we incurred a compensation expense in the amount of $404,400 for the year ended December 31, 1999 in respect of the issuance of incentive stock options. The corresponding expense for the eight month period ended December 31, 1998 was $44,400.

    EIGHT MONTH PERIOD ENDED DECEMBER 31, 1998 COMPARED WITH THE FISCAL YEAR
     ENDED APRIL 30, 1998

    During the eight month period ended December 31, 1998 we received $200,267 in revenue compared with $54,679 during the twelve-month period ended April 30, 1998. The principal reasons for the increase were as follows:

    (a) Software sales increased from $26,782 to $29,383.

    (b) Hardware sales increased from nil to $129,150. The hardware sales in question were made to BrainTech, Inc. and Techwest Management Inc.

    (c) Interest revenue earned on cash balances increased from $27,897 to $41,734, as a result of higher cash balances during the period ended December 31, 1998.

    Cost of sales increased from $18,178 for the fiscal year ended April 30, 1998 to $140,418 for the eight month period ended December 31, 1998. Cost of hardware sold (including equipment sold to BrainTech, Inc. and Techwest Management Inc.) increased from nil to $120,068. Cost of software sold increased from $18,178 to $20,350.

    During the eight month period ended December 31, 1998 we also incurred a bad debt expense of $30,801, writing off the balance of an account receivable from Intermark Corporation. Intermark

Corporation acted previously as our marketing agent for Tagalongs in the United States. As at April 30, 1998, our financial records showed $67,142 owing by Intermark Corporation. In our April 30, 1998 financial statements, we made a provision of $36,349 in respect of the receivable from Intermark Corporation. The circumstances of that provision are explained more fully below, under the heading "YEAR ENDED APRIL 30, 1998 COMPARED WITH YEAR ENDED APRIL 30, 1997". During the eight month period ended December 31, 1998, we determined to write off the remaining balance owing by Intermark Corporation, as it appeared that Intermark Corporation might be in financial difficulty, such that legal proceedings against Intermark Corporation to collect the amount owing might not be worthwhile.

    Employee wages and benefits increased to $401,843 for the eight month period ended December 31, 1998 from $360,143 for the fiscal year ended April 30, 1998. The increase was due principally to additional personnel being hired. Facilities costs increased to $94,705 from $76,707. The principal reason for the increase was the cost of additional lease space which we occupied in North Vancouver effective September 1, 1998. Filing and transfer fees decreased to $12,241 from $21,907. The principal reason for the decrease was the shorter period of time covered by the fiscal reporting period ended December 31, 1998, owing to the change in our year end. Marketing expenses decreased to $581,764 from $635,498, but were higher on a monthly average basis (averaging approximately $72,500 per month during the eight month period ended December 31, 1998, compared with approximately $53,000 per month during the fiscal year ended April 30, 1998). Average monthly marketing expenses increased principally as a result of higher travel and trade show expenses, which were approximately $218,835 for the fiscal year ended April 30, 1998, compared with approximately $382,909 for the eight month period ended December 31, 1998. Increased travel and trade show expenses were offset in part by a reduction in fees paid to marketing agents. During the fiscal year ended April 30, 1998, we paid approximately $156,000 to marketing agents. There were no such payments during the eight month period ended
December 31, 1998.

    Office, printing and sundry expenses were $124,375 for the eight month period ended December 31, 1998 compared with $167,228 for the fiscal year ended April 30, 1998. The principal reason for the decrease was the shorter period of time covered by the fiscal reporting period ended December 31, 1998, owing to the change in our year end. We also incurred a $141,047 foreign exchange gain during the eight month period ended December 31, 1998, compared with $33,479 for the fiscal year ended April 30, 1998. The principal reason for the increase was the substantial appreciation in the US dollar during the eight month period ended December 31, 1998.

    Professional fees decreased to $356,820 from $620,845. A principal reason for the decrease was a reduction in our legal and accounting costs. The reduction in legal and accounting costs was offset in part by the cost of a business plan (approximately $20,000) prepared during the eight month period ended December 31, 1998. Research and development expenses (net of government grants) increased to $353,238 from $301,258. The increase was due principally to additional research and development personnel.

    For US GAAP purposes, we also incurred a compensation expense in the amount of $44,400 during the eight month period ended December 31, 1998 in respect of the issuance of incentive stock options. There was no such expense incurred during the fiscal year ended April 30, 1998.

    FISCAL YEAR ENDED APRIL 30, 1998 COMPARED WITH THE FISCAL YEAR ENDED
     APRIL 30, 1997

    During the fiscal year ended April 30, 1998, we received revenue of $54,679, compared with $70,613 for the fiscal year ended April 30, 1997. The principal reason for the decrease was a reduction in software sales, which decreased from $69,748 to $26,782. The principal reason for the decrease in software sales was an interruption of our marketing efforts while our single user product was being re-named from "JOT-IT!" to "Tagalongs" to comply with our settlement agreement with 3M Corporation. In addition, sales were reduced by a charge in the amount of $21,431 in respect of the disposal of obsolete inventory in the possession of Intermark Corporation. Cost of software sold increased from $9,094 to $18,178. Reduced sales were not accompanied by a reduction in cost of software sold owing to the charge in respect of unsold inventory, described above. The reduction in software sales was offset in part by an increase in interest revenue, which increased from $865 to $27,897 as a result of higher cash balances.

    During the fiscal year ended April 30, 1998 we also incurred a bad debt expense of $36,349. The bad debt expense arose from the failure of Intermark Corporation, who were marketing our Tagalongs product, to remit funds which they had received in respect of sales of Tagalongs, and which they were obliged to remit to us. We recorded sales revenue of $69,748 and $16,827 for software sold through Intermark Corporation for the fiscal years ended April 30, 1997 and April 30, 1998, respectively. We considered recognition of this revenue appropriate as the transactions in question represented software shipped by us through Intermark Corporation, for which Intermark Corporation received payment, and for which Intermark Corporation was liable to pay us. We did not make any allowance for a bad debt expense in our April 30, 1997 financial statements, as we believed we would ultimately recover all amounts payable by Intermark Corporation.

    As at April 30, 1998, our records showed $67,142 owing by Intermark Corporation. Intermark Corporation signed an audit confirmation acknowledging indebtedness to us in the amount of US$41,173.20. However, Intermark Corporation did not remit the amounts owing. Intermark Corporation also made an offer, which we accepted, to settle the account for approximately $30,000. Accordingly, as at our April 30, 1998 fiscal year end, we made a bad debt allowance of $36,349, reducing the amount receivable from Intermark Corporation to approximately $30,000. As stated above, the remaining balance owing from Intermark Corporation has been written off as at December 31, 1998.

    Employee wages and benefits increased to $360,143 during the fiscal year ended April 30, 1998 from $176,361 during the fiscal year ended April 30, 1997. The increase was due to additional personnel being hired during the fiscal year ended April 30, 1998, and to a payment of $100,000 made to our President in April 1998 as a performance bonus. Filing and transfer fees decreased to $21,907 from $49,360. Filing and transfer fees were higher during 1997 due to costs incurred in issuing securities, costs incurred in connection with the resumption in trading of our securities, and costs incurred in resolving disputes concerning share ownership arising from the conduct of prior management. Office, printing and sundry expenses increased to $167,228 from $107,575. The reason for the increase was a generally increased level of business activity.

    During the fiscal year ended April 30, 1998, we recorded an expense in the amount of $75,000 for Investment Advisory Services. The $75,000 represented the deemed value of Special Warrants issued to Golden Capital Securities Ltd. in consideration for services rendered during the fiscal year ended April 30, 1998 in connection with an intended prospectus filing.

    Professional fees decreased to $620,845 for the fiscal year ended April 30, 1998 from $961,245 for the fiscal year ended April 30, 1997. Several factors contributed to this reduction. During the fiscal year ended April 30, 1997 we incurred extraordinary accounting costs resulting from the resumption in trading of our shares and the preparation of required historical financial data. Accounting and auditing costs decreased from $286,806 for the fiscal year ended April 30, 1997 to approximately $152,407 for the fiscal year ended April 30, 1998. In addition, certain expenditures including payments to our public relations firm and marketing agent, as well as the salary costs of our Manager of Investor Relations and Vice President

Business Development, were allocated to "Professional fees" for the year ended April 30, 1997, but were reallocated to other categories for the fiscal year ended April 30, 1998.

    Marketing expenses increased to $635,498 for the fiscal year ended
April 30, 1998 from $418,764 for the fiscal year ended April 30, 1997. The principal reasons for the increase were increased trade show costs, which increased from approximately $109,652 to approximately $183,026, and the reallocation of certain expenses from the category "Professional fees". Research and development expenses increased to $301,258 from $129,877. This increase was due principally to increased salaries and performance bonuses paid to programming personnel.

    For US GAAP purposes, we also incurred a compensation expense in the amount of $19,350 during the fiscal year ended April 30, 1997 in respect of the issuance of incentive stock options. There was no such expense incurred during the fiscal year ended April 30, 1998.

    LIQUIDITY AND CAPITAL RESOURCES

    From the time new management took control of our company in May 1995 up to December 31, 1999, we have raised approximately $24.8 million in equity financing through private placements (including the exercise of warrants issued pursuant thereto) and the exercise of stock options.

    As at December 31, 1999 our cash balance was approximately $8.6 million. Subsequent to December 31, 1999, we have received the following additional funds.

    (a) We have received approximately $3.3 million from the exercise of share purchase warrants.

    (b) We have received approximately $1.8 million from the exercise of stock options.

    (c) In January 2000 we closed a private placement of 2,500,000 units at a price of US$1.64 per unit, yielding net proceeds of approximately
       $5.8 million.

    (d) We are in the process of completing an additional private placement of 1,104,000 units at a price of US$10.00. Each unit will consist of one share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share for a period of two years, at a price of US$10.00 in the first year or US$11.50 in the second year. As at March 30, 2000 we have received substantially all of the proceeds from this private placement.

    Inclusive of the funds described above, our cash balance as at March 30, 2000 is approximately $29 million.

    As at March 30, 2000, we have 59 employees working in our offices in Vancouver and North Vancouver, British Columbia, as well a regional sales representative in Toronto. Of our Canadian employees:

    (a) approximately half work in the development of our products or in running our internal systems;

    (b) approximately one third work in sales, customer support, and related areas; and

    (c) the remainder work in executive or administrative positions.

    We expect to hire at least five additional employees to work in our Canadian offices within the next 30 days. By the end of April 2000, we expect that monthly salary costs in our Canadian offices will total at least $400,000 per month.

    We currently operate from 8 different locations in the United States. Our head office in the United States is in Reston, Virginia, where we have 29 employees. We also have 5 employees stationed in Atlanta, two employees stationed in San Jose, and one employee stationed in each of Los Angeles, Phoenix, Dallas, Boston, and Chicago. Over 30 of our United States employees have been hired subsequent to December 31, 1999. The large majority of our United States employees work in sales, customer service, and related areas. We expect that by the end of April 2000, will hire an additional 20 employees in the United States, and that we will have employees stationed in an additional 7 cities in the United States. Including new employees expected to start in April 2000, we believe that by the end of April 2000 our monthly salary costs in the United States will total at least $550,000 per month.

    As a result of the increase in our work force, we have added to our office facilities. We are in the process of occupying new, larger premises for our Virginia head office, and we have leased premises in Atlanta, San Jose, and Chicago. Our sales representatives in other cities currently operate from private premises. Monthly rental costs for our existing premises, in both Canada and the United States, total approximately $125,000 per month. We will likely open up to six additional offices during the balance of 2000, with the result that rental costs are likely to increase over present levels.

    We have attended numerous industry trade shows to gain exposure for our products, and trade shows have historically been a substantial cost item for us, in relation to our total corporate expenses. Apart from trade shows, we have not previously incurred large advertising expenditures. During the year ended December 31, 1999 we spent approximately $108,000 on advertising and approximately $328,000 on trade shows.

    During the first quarter of 2000 we attended 5 trade shows, and we are scheduled to attend five additional trade shows up to July 31, 2000. The Spring Internet World trade show in Los Angeles (April 2000) will involve a substantial display, and will cost approximately $250,000-$300,000. The other four shows which we have scheduled will be substantially less expensive, costing approximately $5,000-$7,000 each. In the result, we plan to spend approximately $300,000-$350,000 on trade shows during the next four months. We will likely attend additional trade shows during the balance of 2000, but we have not yet set a specific schedule of shows. We may also embark on a substantial advertising campaign for Dr. Bean, depending on our financial resources and on customer response to Dr. Bean. We do not have specific plans for an advertising campaign, and are not presently in a position to estimate how much we will spend on any advertising campaign.

    In addition to the foregoing, we also expect that our general overhead and administrative expenses will be substantially higher during 2000 than we have experienced in the past. In total, we expect that our average monthly expenses during the balance of 2000 will be at least $2,250,000 per month. At our projected minimum expenditure rate of $2,250,000 per month, our present cash balance of $29 million will be sufficient to pay ongoing cash expenses for the balance of 2000 and part of the first half of 2001. Our rate of expenditure may become substantially higher than $2,250,000 per month if we continue to expand our work force, or if we incur substantial advertising costs. Any decisions we make to continue expanding our work force, or to undertake substantial advertising, will be based on our financial resources and on customer response to Dr. Bean.

    Investors are cautioned that that we cannot at present make accurate estimates of our future operating costs. Our rate of expenditure has increased substantially in the last few months, so that we have no historical data from which we can predict future expenses. In addition, we may continue to increase our expenditures, depending on our available resources and on customer response to Dr. Bean.

    We plan to continue seeking additional capital financing during the balance of 2000. We will attempt to complete a substantial public offering, or to raise additional capital through private placements. However, as at the date of this annual report, we do not have specific plans for raising additional capital.

    With the expansion of our United States work force, we have commenced our first substantial sales thrust for Dr. Bean. We expect that the generation of substantial sales revenue from Dr. Bean will mark our transition from a development stage company to an operating company. Historically, we have not had significant revenue. It is essential for us to generate substantial revenue from Dr. Bean in order to survive.

    YEAR 2000

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Our Year 2000 compliance program was conducted under the direction of our systems administrator. Beginning in the middle of 1998, our systems administrator commenced analyzing individual components of our computer systems to identify any components which were not Year 2000 compliant.

    Our systems administrator confirmed that all of the individual computers in our system are Year 2000 compliant. The only software component that was identified as potentially non-compliant was our accounting system. In May 1999 we replaced our accounting system with a Year 2000 compliant system. The cost of the system was approximately $60,000, which was shared with BrainTech, Inc.

    As at the date of this annual report, we have not encountered any material Year 2000 problems. All of our products are Year 2000 compliant and we believe that all of our internal systems are Year 2000 compliant. As a result, we have not developed any contingency plan.

    EFFECTS OF FOREIGN CURRENCY EXCHANGE RATES AND INFLATION

    A substantial portion of our expenses are incurred in currencies other than the Canadian dollar, principally the United States dollar. If we are able to generate substantial revenue from the sale of Dr. Bean, we expect that a substantial portion of our revenue will also be earned in the United States dollar.

    During the year ended December 31, 1999 we incurred a foreign exchange loss of $273,652. During the eight month period ended December 31, 1998, we realized a foreign exchange gain of $141,047. Our foreign exchange gains and losses result from two factors:

    (a) adjusting entries made in respect of transactions recorded in Canadian dollars, but actually carried out in United States dollars; and

    (b) adjusting entries made at year end (reflecting year end exchange rates) in respect of monetary assets and liabilities held in United States dollars, but reported in Canadian dollars.

    Otherwise, for the fiscal years ending April 30, 1996, 1997, and 1998, the effects of fluctuations in currency exchange rates have not been material. Fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect our results of operations in the future. As at March 30, 2000 we have not engaged in exchange rate hedging activities. To the extent we implement such hedging activities in the future, there can be no assurance that we will be successful.

    While we believe that inflation has not had a material adverse affect on our results of operations, there can be no assurance that inflation will not have a material adverse effect on our results of operations in the future.

ITEM 9A.  QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

    As at December 31, 1999 we have not entered into or acquired financial instruments that have a material market risk. We have no financial instruments for trading or other purposes or derivative or other financial instruments with off balance sheet risk. All financial assets and liabilities are due within the next twelve months and are classified as current assets or liabilities in the consolidated balance sheet provided with this prospectus. The fair value of all financial instruments at December 31, 1999 is not materially different from their carrying value.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

    The following table states information with respect to our directors and executive officers.

NAME                     AGE                                   POSITION
----                   --------                                --------
Owen L.J. Jones......     48      President, Chief Executive Officer and Director
W. Grant Sutherland..     53      Chairman of the Board of Directors
James L. Speros......     40      Director and President of Sideware Corp
Jay H. Nussbaum......     55      Director
Peter Kozicki........     66      Director
Edward A. White......     54      Director
Scott Friedlander....     40      Executive Vice President -- General Manager of US Operations
John Wedel...........     38      General Manager of e-business Solutions

    OWEN L.J. JONES.  Director, President, and Chief Executive Officer.
Mr. Jones been a director since May 3, 1995 and has been our President and Chief Executive Officer since July 1995. Since December 1993, Mr. Jones has also been a director and the President and Chief Executive Officer of BrainTech, Inc., a software development company whose shares trade on the OTC-Bulletin Board. Prior to becoming a director of BrainTech, Inc., Mr. Jones was employed as the V.P. Sales, Marketing and Technology of the Company.

    W. GRANT SUTHERLAND. Director and Chairman of the Board. Mr. Sutherland has been a director since May 1993. Since May 3, 1995 Mr. Sutherland has held the position of Chairman of the Board. Since December 1995 Mr. Sutherland has also been a director and the Chairman of the Board of BrainTech, Inc. Mr. Sutherland is a licensed lawyer in the Province of British Columbia, and has been engaged in the private practice of law for 26 years, currently as a partner in a Vancouver law firm.

    JAMES L. SPEROS. Director and President of Sideware Corp. Mr. Speros was appointed a director and the President and Chief Operating Officer of Sideware Corp. on August 5, 1998. From June 1993 to January 1997 Mr. Speros was the President and owner of two professional sports franchises, the Baltimore Stallions and Montreal Alouettes of the Canadian Football League. From
January 1997 to February 1999 Mr. Speros was the President of Exploration Mirandor, a mining exploration company. Mr. Speros is also a director of Consolidated Maymac Petroleum Corp., a public company trading on the Canadian Venture Exchange. Mr. Speros is also a director of BrainTech, Inc., and sits on the advisory board of eIncubator Inc., a company whose shares trade on the Canadian Venture Exchange.

    JAY H. NUSSBAUM.  Director. Mr. Nussbaum was appointed a director on
June 14, 1999. Mr. Nussbaum is the Executive Vice President of Oracle Service Industries and a member of the Executive Committee of Oracle. Mr. Nussbaum joined Oracle after a 24-year career with Xerox Corp. that culminated with his position as President, Integrated Systems Operations. While at Xerox,
Mr. Nussbaum was responsible for integration and consulting services in commercial and federal government markets. Mr. Nussbaum joined Oracle in 1992 as the Senior Vice President and General Manager of what was then Oracle Federal. Mr. Nussbaum received a bachelor's degree in business from the University of Maryland. He is a member of the University's Chancellor's Advisory Board and also serves on the advisory board of James Madison University. Mr. Nussbaum is on the board of directors of the Armed Forces Communications and Electronics Association and is active in several other business and charitable organizations in the Washington area.

    PETER KOZICKI. Director. Mr. Kozicki was elected a director on May 3, 1995. Mr. Kozicki is a consulting engineer, who has been engaged in private practice in that field for over 12 years. He obtained his B.Sc. degree in Civil Engineering from the University of Saskatchewan and a M.Sc. degree in Soil Mechanics from the University of Alberta. Mr. Kozicki is President of PKM Consultants Ltd., a private company providing consulting engineering services in North America and overseas. PKM Consultants Ltd.

specializes in the installation of deep foundations and vertical barriers for containment of hazardous wastes.

    EDWARD A. WHITE.  Director. Mr. White was appointed a director on
October 14, 1995. Mr. White is a member of the British Columbia Institute of Chartered Accountants, and has practiced as a self-employed chartered accountant for over 20 years. Mr. White has been a director and officer of Oro Bravo Resources Ltd. since February 1987, and a director of Liquid Gold
Resources Inc. since March 1993. Mr. White also served as a director of American Woolastonite Mining Corp. from January 1989 to May 1995.

    JOHN WEDEL. General Manager of e-business Solutions. Mr. Wedel joined us in December 1997. From December 1992 to December 1995, Mr. Wedel worked for Exan Research and Development as a senior developer. From December 1995 to December 1997, Mr. Wedel worked for TransAct Systems Inc. as a Senior Technologist. Mr. Wedel holds a Bachelor's Degree in Computer Science from Simon Fraser University.

    SCOTT W. FRIEDLANDER. Executive Vice President and General Manager of US Operations. Mr. Friedlander joined us in February 2000, after a successful
18 year career with Xerox Corp. At Xerox, Mr. Friedlander held the position of Vice President of Public Sector Operations (North American Solutions Group), and oversaw a division earning $165 million in revenue.

ITEM 11.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

    Apart from incentive stock options, disclosed under ITEM 12, below, we do not presently compensate our directors for services provided as directors. We provide compensation to our directors who are also officers or employees, for services rendered as officers or employees. We provide the following compensation to our directors and executive officers.

    OWEN JONES. Effective January 1, 2000, we pay Mr. Jones an annual salary of US$250,000 per year. Between June 1, 1998, and December 31, 1999, Mr. Jones' salary was $10,000 per month, which we shared with BrainTech, Inc. (paying 80% during 1999 and 50% during 1998). Prior to June 1, 1998, Mr. Jones' monthly payments (then shared equally between us and BrainTech, Inc.) were $5,000 per month. In April 1998 and April 1999, we paid Mr. Jones bonus payments of $100,000. In March 2000 we paid Mr. Jones a bonus of $178,000. These payments were made to bring Mr. Jones' annual compensation in line with amounts which our directors considered to be appropriate for a chief executive officer of the Company. Mr. Jones also holds incentive stock options to acquire 678,000 shares. Mr. Jones receives no other compensation from us or any of our subsidiaries.

    GRANT SUTHERLAND. Effective January 1, 2000 we pay Mr. Sutherland US$200,000 per year. Between June 1, 1998, and December 31, 1999,
Mr. Sutherland's salary was $10,000 per month, which we shared with BrainTech, Inc. (paying 80% during 1999 and 50% during 1998). Prior to June 1, 1998, we paid Mr. Sutherland $5,000 per month. Mr. Sutherland exercised incentive stock options to acquire 250,000 shares in September 1999 and options to acquire 70,000 shares in February 2000. Mr. Sutherland holds additional incentive stock options to acquire 478,000 shares. Mr. Sutherland receives no other compensation from us or any of our subsidiaries.

    JAMES L. SPEROS. Effective January 1, 2000 we pay Mr. Speros US$225,000 per year. During November and December 1999, Mr. Speros' salary was US$15,000 per month. Between April 1999 and November 1999, Mr. Speros' salary was US$11,500 per month. Between August 1998 and April 1999, Mr. Speros' salary was US$8,000 per month. In October and November 1999, Mr. Speros received bonus payments totaling US$50,000. In addition, Mr. Speros holds incentive stock options to acquire 375,000 shares. Mr. Speros receives no other compensation from us or any of our subsidiaries.

    JOHN WEDEL. Effective March 1, 2000 Mr. Wedel receives a salary of $250,000 per year. Prior to March 1, 2000, Mr. Wedel's salary was $150,000 per year. In February 2000 we paid Mr. Wedel a bonus of $152,000. Mr. Wedel holds incentive stock options to acquire 25,000 shares, and we have agreed to grant Mr. Wedel options to purchase an additional 400,000 shares. Mr. Wedel receives no other compensation from us or any of our subsidiaries.

    SCOTT FRIEDLANDER. Mr. Friedlander currently receives a salary of US$175,000 per year. Mr. Friedlander will also be entitled to receive bonuses equal to:

    (a) 50% of his base salary if our revenue exceeds $10 million during 2000;

    (b) 100% of his base salary if our revenue exceeds $20 million during 2000;

    (c) 75% of his base salary if our revenue exceeds $30 million during 2001; and

    (d) 200% of his base salary if our revenue exceeds $40 million during 2002.

    Mr. Friedlander holds options to purchase 1,000,000 shares. 300,000 of those options are exercisable at any time. The remaining 700,000 options are exercisable according to the following schedule:

    (a) 200,000 options become exercisable if our revenue exceeds $10 million during 2000;

    (b) 500,000 options become exercisable if our revenue exceeds $20 million during 2000;

    (c) 200,000 options become exercisable if our revenue does not reach $20 million during 2000, but exceeds $10 million in 2001; and

    (d) all remaining option become exercisable in 2001, if our revenue does not reach $20 million during 2000, but exceeds $20 million in 2001.

    The aggregate amount of cash remuneration which we paid to our present directors and executive officers as a group was approximately $595,000 during the year ended December 31, 1999.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

    As at March 30, 2000, we have 57,923,965 shares issued and outstanding.

    INCENTIVE STOCK OPTIONS

    From time to time we grant incentive stock options to directors, officers and employees. As at March 30, 2000, we have 5,159,700 incentive stock options outstanding as follows:

    (a) options to acquire 653,000 shares at $0.50 per share expiring May 1, 2001;

    (b) options to acquire 123,000 shares at $0.36 per share expiring February 12, 2002;

    (c) options to acquire 420,000 shares at $0.70 per share expiring December 16, 2002;

    (d) options to acquire 285,000 shares at $0.36 per share expiring July 6, 2003;

    (e) options to acquire 272,800 shares at $1.14 per share expiring April 14, 2004;

    (f) options to acquire 93,500 shares at $1.35 per share expiring April 29, 2004;

    (g) options to acquire 870,000 shares at $2.33 per share expiring June 17, 2004;

    (h) options to acquire 352,500 shares at $2.66 per share expiring October 4, 2004;

    (i) options to acquire 80,900 shares at $2.78 per share expiring October 20, 2004;

    (j) options to acquire 1,000,000 shares at US$8.69 per share expiring January 14, 2005; and

    (k) options to acquire 1,000,000 shares at US$11.08 per share expiring January 21, 2005.

    Of the options listed above, our directors and executive officers hold the following:

NAME OF OPTIONEE                                    NUMBER OF SHARES    EXERCISE PRICE    EXPIRY DATE
----------------                                    ----------------    --------------    -----------
Owen L.J. Jones...................................       300,000           $   0.50         05/01/01
                                                         123,000           $   0.36         02/12/02
                                                          75,000           $   0.70         12/16/02
                                                          55,000           $   0.36         07/06/03
                                                         125,000           $   2.33         06/17/04
Grant Sutherland..................................       198,000           $   0.50         05/01/01
                                                          75,000           $   0.70         12/16/02
                                                         180,000           $   2.66         10/10/04
Peter Kozicki.....................................        50,000           $   0.50         05/01/01
                                                          25,000           $   0.70         12/16/02
                                                          25,000           $   2.33         06/17/04
Edward White......................................       100,000           $   0.50         05/01/01
                                                          25,000           $   0.70         12/16/02
                                                          25,000           $   2.33         06/17/04
Jay Nussbaum......................................       200,000           US$11.08         01/21/05
James Speros......................................       250,000           $   0.36         07/06/03
                                                         125,000           $   2.33         06/17/04
Scott Friedlander.................................     1,000,000           US$ 8.69         01/14/05
John Wedel........................................        25,000           $   1.14         04/14/04

    The total number of incentive stock options held by our directors and executive officers is 2,981,000 as at March 30, 2000. Of the 1,000,000 stock options held by Mr. Friedlander, only 300,000 are exerciseable within 60 days of the date of this annual report. For purposes of this calculation, our Secretary has not been classified as an executive officer, as he does not exercise policy making functions. The options listed above do not include options to purchase 400,000 shares which we have agreed to grant to John Wedel, but which have not been granted as at the date of this annual report.

    During the year ended December 31, 1999, the following stock options were exercised by our directors and executive officers:

    (a) Grant Sutherland exercised options to purchase 102,000 shares at $0.50 per share and options to purchase 148,000 shares at $0.36 per share.

    (b) John Wedel exercised options to purchase 20,000 shares at $0.36 per share, options to purchase 40,000 shares at $0.70 per share, options to purchase 50,000 shares at $1.14 per share, and options to purchase 50,000 shares at $1.33 per share.

    Between December 31, 1999 and March 30, 2000 the following stock options have been exercised:

    (a) options to acquire 100,000 shares at $0.50 per share;

    (b) options to acquire 95,000 shares at $0.70 per share;

    (c) options to acquire 20,000 shares at $0.36 per share;

    (d) options to acquire 10,000 shares at $0.82 per share;

    (e) options to acquire 197,200 shares at $1.14 per share;

    (f) options to acquire 67,500 shares at $1.35 per share;

    (g) options to acquire 97,000 shares at $2.33 per share;

    (h) options to acquire 376,000 shares at $2.66 per share; and

    (i) options to acquire 58,100 shares at $2.78 per share.

    Grant Sutherland exercised 70,000 of the options referred to in (h) and John Wedel exercised 37,200 of the options referred to in (e). None of the remaining options were exercised by any of our current directors or executive officers.

    On February 11, 2000 our board of directors adopted our 2000 Stock Option Plan, which reserved a further 5,700,000 shares for issuance pursuant to incentive stock options. Our 2000 Stock Option Plan has been approved by the CVE, but is still subject to shareholder approval at our next annual general meeting of shareholders. By press releases dated February 10, 2000 and February 28, 2000 we announced the granting of 4,700,000 options pursuant to the 2000 Stock Option Plan at a price of US$10.25 per share. As at the date of this annual report, we have not received approval of the CVE for issuance of these additional options. Accordingly, the options have not yet been granted.

    SHARE PURCHASE WARRANTS

    As at March 30, 2000 we have 10,613,064 outstanding share purchase warrants as follows:

    (a) 176,000 share purchase warrants permit the holder to purchase one additional share at a price of $0.40 per share up to December 23, 2000.

    (b) 469,650 share purchase warrants permit the holder to purchase one additional share at a price of US$0.383 per share up to March 26, 2001.

    (c) 2,500,000 share purchase warrants permit the holder to purchase one additional share at a price of $0.55 per share up to April 7, 2000 or a price of $0.63 per share up to April 7, 2001.

    (d) 1,460,763 share purchase warrants permit the holder to purchase one additional share at a price of US$1.64 per share up to September 14, 2000 or a price of US$1.89 per share up to September 14, 2001.

    (e) 2,500,000 share purchase warrants permit the holder to purchase one additional share at a price of US$1.64 per share up to December 14, 2000 or a price of US$1.89 per share up to December 14, 2001.

    Of the share purchase warrants listed above, the following are held by our directors and executive officers.

    (a) Owen Jones holds 1,000,000 of the warrants described in (c) and 60,000 of the warrants described in (e);

    (b) James Speros holds 1,000,000 of the warrants described in (c) and 60,000 of the warrants described in (e); and

    (c) Grant Sutherland holds 500,000 of the warrants described in (c) and 60,000 of the warrants described in (e).

    Mr. Jones has given notice of his intention to exercise 1,000,000 share purchase warrants. As at the date of this annual report, shares have not yet been issued in respect of these warrants.

    The total number of common shares called for by all outstanding share purchase warrants held by our directors and executive officers as at March 30, 2000 is 2,680,000.

    As at the date of this annual report, we are in the process of completing a private placement of 1,104,000 units at a price of US$10.00 per unit. Upon completion of the private placement financing, we will issue 1,104,000 units, with each unit consisting of one share and one share purchase warrants. Each share purchase warrant will permit the holder to acquire one additional share for a period of two years at a price of US$10.00 in the first year or US$11.50 per share in the second year. As at the date of this annual report, we have not completed the private placement, and the warrants have not been issued.

    Between December 31, 1999 and March 30, 2000 the following share purchase warrants have been exercised:

    (a) warrants to purchase 110,000 shares at $0.40 per share;

    (b) warrants to purchase 200,000 shares at $0.55 per share

    (c) warrants to purchase 600,000 share at $0.32 per share;

    (d) warrants to purchase 581,394 shares at US$.333 per share; and

    (e) warrants to purchase 1,132,533 shares at US$1.64 per share.

    Of these, the following share purchase warrants were exercised by directors and executive officers:

    (a) Grant Sutherland exercised 200,000 warrants at $0.55 per share; and

    (b) James Speros exercised 600,000 warrants at $0.32 per share.

    3,075,400 share purchase warrants which we issued on November 8, 1996, entitling the holders to purchase shares at a price of $0.575 per share, were due to expire November 8, 1998. We have entered into agreements dated November 23, 1998, April 14, 1999, and October 28, 1999 with the warrant holders to:

    (a) extend the term of the warrants to November 27, 1998 (pursuant to the November 23, 1998 agreement);

    (b) further extend the term of the warrants to April 16, 1999 (pursuant to the November 23, 1998 agreement), with an increased exercise price of $0.67 per share;

    (c) further extend the term of the warrants to October 31, 1999 (pursuant to the April 14, 1999 agreement) with an exercise price of $0.67 per share; and

    (d) further extend the term of the warrants to April 30, 2000 (pursuant to the Agreement dated October 28, 1999) with an exercise price of $.77 per share.

    The agreements are subject to obtaining required regulatory approvals. The CVE has approved an extension to November 27, 1998 but no further extension. Accordingly, the further extension will only come into effect upon obtaining the required approval, or upon our regulatory status changing such that we do not require CVE approval.

    The beneficial holders of these share purchase warrants include the following directors and officers:

Owen Jones..............................................  440,000 warrants
Grant Sutherland........................................  372,000 warrants
Peter Kozicki...........................................   44,000 warrants

    In addition, Paul Hildebrand (our corporate Secretary) and Alder Enterprises Ltd. (a private company in which Mr. Hildebrand holds a 45% interest) own, respectively, 110,000 and 220,000 of the warrants.

ITEM 13.  INTEREST IN MANAGEMENT IN CERTAIN TRANSACTIONS

    Within the last three fiscal years, we have entered into the transactions set out below in which our current directors or officers were interested.

    In October 1996 we entered into an agreement with BrainTech, Inc. effective November 1, 1995 pursuant to which certain costs associated with our premises and operations were shared with BrainTech, Inc. The costs subject to the cost-sharing agreement included:

     -- costs of the North Vancouver premises which we share with BrainTech, Inc.;

     -- personnel costs (billed through Techwest Management Inc. -- see below) including, INTER ALIA, the salary costs of our accounting personnel; and

     -- miscellaneous office charges, such as office supplies and telephone and fax charges.

    Prior to October 1999 we shared the common costs equally with BrainTech, Inc. By a Cost Sharing and Allocation Agreement executed in
October 1999, we agreed with BrainTech, Inc. to re-allocate the common costs 80% to us and 20% to BrainTech, Inc. effective from January 1, 1999. The reason for the reallocation of costs was the substantially greater level of our business, and our corresponding greater use of, the common premises and personnel.

    BrainTech, Inc. is a software development company whose shares trade on the OTC Bulletin Board. The directors of BrainTech, Inc. are Owen Jones, Grant Sutherland and James Speros.

    Shared costs under the Cost Sharing and Allocation Agreement are administered by Techwest Management Inc., a private management company. In addition, services of certain of our personnel are provided to us through Techwest Management Inc. Techwest Management Inc. is a private management company in which Owen Jones and Grant Sutherland each hold a one third interest. The personnel whose services are provided through Techwest Management Inc. include, INTER ALIA, our accounting personnel.

    From time to time, either our payments or those of BrainTech, Inc. exceed the proportionate share required under the cost sharing agreement, giving rise to indebtedness as between us, BrainTech, Inc. and Techwest Management Inc. Accordingly, the payments are reconciled and adjusted from time to time as required. Through much of 1999, BrainTech, Inc. was indebted to us (either directly or indirectly through Techwest Management Inc.) as a result of BrainTech, Inc. not paying its proportionate share of the common operating costs, during time periods when BrainTech Inc. did not have cash available to do so. As at the date of this annual report, that indebtedness has been retired.

    Techwest Management Inc. passes shared costs (including personnel costs) through to us and BrainTech, Inc. at cost, without any markup. Computer equipment for all three companies is generally purchased by us, owing to favorable equipment pricing available to us, and is currently being passed on at cost to BrainTech, Inc. or Techwest Management Inc.

    We have entered into a Software Development and License Agreement dated September 20, 1999 with BrainTech, Inc. Under the Software Development and License Agreement BrainTech, Inc. developed a program named "Wizmaster", which enables the user, through a user friendly drop-and-drag procedure, to construct customized knowledge trees. We have incorporated Wizmaster into Dr. Bean as one of the "AutoService" features of Dr. Bean 3.1. Under the Software Development and License Agreement, we paid for the cost of developing Wizmaster on a cost plus 10% basis. We acquired, at no further charge, a perpetual worldwide license to use Wizmaster as part of Dr. Bean. BrainTech, Inc. is prohibited from licensing Wizmaster to any other software developer (but not to systems integrators) for a period of one year starting from the date Wizmaster becomes generally available to purchasers of Dr. Bean. The total amount which we paid to BrainTech, Inc. pursuant to the Software Development and License Agreement was $16,500.

    We have acquired accounting services from Edward White, a member of our board of directors who practices as a chartered accountant. Prior to November 1996, Mr. White rendered invoices to us totaling $41,195. In
September 1996 we issued 164,780 shares to Mr. White in satisfaction of those invoices. For the period commencing November 1, 1996 and ending November 30, 1997, we paid Mr. White $1,000 per month for accounting and financial services.

    In September 1996 we issued 463,600 shares to Grant Sutherland, a member of our board of directors, to reimburse Mr. Sutherland for $115,900.00 in out of pocket expenses incurred on our behalf.

    In September 1996 we issued 300,000 shares to Owen Jones, a member of our board of directors and our President, to settle claims of Mr. Jones for outstanding severance pay and for breach of a stock option agreement. The claims related to Mr. Jones' previous employment with the Company (under previous management) which terminated in January 1994.

    We have acquired legal services from Dale W. Wilcox, a Law Corporation, a law firm with which Paul Hildebrand, our corporate Secretary and general counsel, is associated. Since May 3, 1995 Dale W. Wilcox, a Law Corporation has received payments totaling $572,122 in fees (exclusive of taxes and disbursements) for legal services.

    We have granted the following incentive stock options to Mr. Hildebrand:

    (a) options to purchase 100,000 shares at $0.50 per share expiring May 1, 2001;

    (b) options to purchase 75,000 shares at $0.70 per share expiring December 16, 2002; and

    (c) options to purchase 55,000 shares at $1.35 per share expiring April 29, 2004;

    (d) options to purchase 100,000 shares at $2.33 per share expiring June 17, 2004; and

    (e) options to purchase 300,000 shares at US$11.08 per share expiring Januay 21, 2005.

    In addition, Mr. Hildebrand and Alder Enterprises Ltd., a private company in which Mr. Hildebrand owns a 45% interest, have acquired shares, special warrants, and share purchase warrants pursuant to private placements we have completed. For further information see "ITEM 14. DESCRIPTION OF SECURITIES REGISTERED -- Recent Sales of Unregistered Securities".

    We have acquired legal services from the law firm Sutherland Johnston, of which Grant Sutherland is a partner. The amount of such legal services prior to December 31, 1998 was not material. Subsequent to December 31, 1998, we have paid Sutherland Johnston $208,200 in legal fees (exclusive of taxes and disbursements).

    Effective October 31, 1998 we purchased an interest in the proceeds of a judgment in favor of BrainTech, Inc. in the amount of $406,390 pronounced
April 2, 1998 in British Columbia Supreme Court Action No. C972736. We paid $200,000 on account of the purchase price, which was subject to adjustment depending on the benefit ultimately received by us pursuant to the judgment. On March 18, 1999 the British Columbia Court of Appeal allowed an appeal from the judgment. As a result, BrainTech, Inc. repaid to us the $200,000 in issue.

    In November 1995 we entered into a License Agreement with NetMedia
Systems Inc., a private company in which Owen Jones and Grant Sutherland hold interests, and a Joint Venture Agreement with NetMedia Systems Inc. and BrainTech, Inc. None of the business contemplated by the agreements proceeded, with the result that the agreements were terminated in October 1999.

    Our directors and executive officers also hold incentive stock options and have acquired shares, special warrants, and share purchase warrants pursuant to private placements we have completed.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES REGISTERED.

    Our authorized capital of the Company consists of 200,000,000 common shares without par value. As of March 30, 2000 there are 57,923,965 common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, attend and vote at all shareholders' meetings. The common shares carry one vote per share and have no par value. The holders of the common shares are entitled to receive dividends if, as and when declared by our board of directors. The common shares carry no preemptive rights, conversion rights, redemption provisions, sinking fund provisions or liability to further calls or to assessment. There are no restrictions on our ability to repurchase or redeem the common shares except under applicable securities laws and to the extent that any such repurchase or redemption would render our company insolvent.

    750,000 of our issued and outstanding shares are performance shares, issued in September 1996 at $0.01 per share, and held by the following individuals:

NAME                                                          NO. OF SHARES
----                                                          -------------
Owen Jones..................................................     275,000
Grant Sutherland............................................     275,000
Paco Nathan.................................................      50,000
Edward White................................................      25,000
Paul Hildebrand.............................................     125,000

    The performance shares will be held in escrow to be released, pro rata to the holders of performance shares, on the basis of one share for each $0.18 in cumulative cash flow, based on audited financial statements.

    "Cumulative cash flow" for this purpose means, at any time, the aggregate cash flow up to that time, net of any negative cash flow.

    "Cash flow" means net income or loss before tax, adjusted to add back the following expenses:

    a.  depreciation;

    b. amortization of goodwill and deferred research and development costs, excluding general and administrative costs;

    c. expensed research and development costs, excluding general and administrative costs; and

    d.  any other amounts permitted or required by the CVE.

    As at the date of the annual report we have not had any Cumulative cash flow for purposes of the escrow agreement, and none of the 750,000 performance shares have been released from escrow. Any performance shares not released by September 10, 2001 will be subject to cancellation.

    4,931,532 shares (the "Safekeeping Shares") were previously held subject to a "Safekeeping Agreement" dated January 11, 1991, to be released on the basis of one share for each $0.35 in aggregate cash flow, net of any negative cash flow, as determined by our auditors, provided however that no Safekeeping Shares could be released until we earned at least $3,000,000 in net profit before tax. In February 1997, with the approval of the CVE, we offered to release a portion of the Safekeeping Shares on the basis that for each 6.4 Safekeeping Shares, one share would become free trading and the other 5.4 shares would be cancelled. The offer was accepted by the majority of the holders of Safekeeping Shares, with the result that 4,651,154 Safekeeping Shares were cancelled, and 726,758 free trading shares were issued in their place. 280,378 shares remain subject to the Safekeeping Agreement. As at the date of this annual report we have had no positive cash flow for purposes of the Safekeeping Agreement, and none of the Safekeeping Shares (except those exchanged as explained above) have been released.

    RECENT SALES OF UNREGISTERED SECURITIES

    (i) Effective September 10, 1996, we issued 6,750,000 Special Warrants at a price of $0.25 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into 1.1 units, with each unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.50 per share for the first year and $0.575 per share in the second year. The Special Warrants were exercised on November 8, 1996. The purchasers of Special Warrants included the following executive officers and directors:

Owen Jones.....................................    400,000 Special Warrants
Grant Sutherland...............................  1,318,000 Special Warrants
Peter Kozicki..................................     40,000 Special Warrants

       In addition, Paul Hildebrand and Alder Enterprises Ltd. acquired, respectively, 100,000 and 200,000 Special Warrants. 100,000 of the Special Warrants were issued to Gold Capital Securities Ltd. as consideration for acting as our sponsor in respect of its return to trading on the Canadian Venture Exchange.

    (ii) Effective September 10, 1996, we issued 1,489,446 shares to settle certain debts. The persons receiving the shares included the following directors and executive officers:

Owen Jones................................................  300,000 shares
Grant Sutherland..........................................  463,600 shares
Edward White..............................................  164,780 shares

   (iii) Effective September 10, 1996, we issued 750,000 performance shares at a price of $0.01 per share. The persons receiving the shares included the following directors and executive officers:

Owen Jones................................................  275,000 shares
Grant Sutherland..........................................  275,000 shares
Edward White..............................................   25,000 shares

       In addition, Paul Hildebrand received 125,000 of the performance shares.

    (iv) Effective October 30, 1996, we issued 268,000 Special Warrants at a price of $0.25 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.50 per share in the first year or $0.575 in the second year. The Special Warrants were exercised on November 8, 1996.

    (v) Effective April 14, 1997, we issued 450,000 Special Warrants at a price of $0.375 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.465 per share. The Special Warrants were exercised on various dates on or before April 14, 1998. The purchasers of the Special Warrants included the following directors and executive officers:

Grant Sutherland................................  340,000 Special Warrants

    (vi) Effective April 14, 1997, we issued 3,000,000 Special Warrants at a price of $0.375 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.375 per share for the first year and $0.43 per share in the second year. The Special Warrants were exercised on various dates on or before April 14, 1998. The purchasers of the Special Warrants included the following directors and executive officers:

Owen Jones.....................................  1,000,000 Special Warrants
Grant Sutherland...............................    300,000 Special Warrants

       In addition, Paul Hildebrand and Alder Enterprises Ltd. acquired, respectively, 35,000 and 70,000 Special Warrants.

   (vii) Effective August 7, 1997, we issued 100,000 shares to Ian Lovejoy, then one of our directors, in consideration of the surrender of certain royalty rights held by Mr. Lovejoy.

  (viii) Effective October 24, 1997, we issued 1,500,000 Special Warrants at a price of $0.80 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.80 per share for the first year and $0.92 per share in the second year. The Special Warrants were exercised on various dates on or before October 24, 1998. The purchasers of the Special Warrants included the following directors and executive officers:

Owen Jones......................................  200,000 Special Warrants
Grant Sutherland................................  500,000 Special Warrants

       In addition, Paul Hildebrand and Alder Enterprises Ltd. acquired, respectively, 50,000 and 100,000 Special Warrants.

    (ix) Effective December 28, 1998,, we issued 500,000 Special Warrants at a price of $0.35 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within a period of one year, without additional consideration, into 1.1 units, with each unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.35 per share for the first year and $0.40 per share in the second year. The Special Warrants were sold through Bolder Capital Corp. as broker. In consideration for acting as broker, Bolder Capital Corp. received a cash commission of $13,125, as well as 125,000 share purchase warrants.

    (x) Effective January 5, 1999, we issued 125,000 Special Warrants to Golden Capital Securities Ltd. in consideration for services provided by Golden Capital Securities Ltd. in connection with a proposed prospectus filing during 1997. Each Special Warrant was exercisable, without further consideration into one unit consisting of one share and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.60 in the first year and $0.75 in the second year. The Special Warrants were exercised on June 4, 1999.

    (xi) Effective January 14, 1999, we issued to James Speros, one of our directors, 600,000 Special Warrants at a price of $0.28 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.28 per share for the first year and $0.32 per share in the second year. The Special Warrants were exercised on June 4, 1999.

   (xii) Effective January 7, 1999, we issued 1,432,805 Special Warrants at a price of US$0.265 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within one year, without additional consideration, into 1.1 units, with each comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of US$0.265 per share for the first year and US$0.305 per share in the second year. The Special Warrants were exercised on June 4, 1999.

  (xiii) Effective November 19, 1998, (but with delivery in January 1999), we issued to Paul Hildebrand, our Secretary, 90,000 Special Warrants at a price of $0.32 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within a period of one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years from the date of issuance of the Special Warrants at a price of $0.32 per share for the first year and $0.37 per share in the second year. The Special Warrants were exercised on June 4, 1999.

   (xiv) Effective January 7, 1999, we issued 2,050,000 Special Warrants at a price of $0.35 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within a period of one year, without additional consideration, into 1.1 units, with each unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.35 per share for the first year and $0.40 per share in the second year. The Special Warrants were exercised on June 4, 1999. The purchasers of the Special Warrants included the following directors and executive officers:

Owen Jones......................................  250,000 Special Warrants
Grant Sutherland................................  297,500 Special Warrants
Peter Kozicki...................................   50,000 Special Warrants

       In addition, Paul Hildebrand and Alder Enterprises Ltd. acquired, respectively, 30,000 and 277,500 Special Warrants.

   (xv) Effective April 7, 1999, we issued 1,528,527 Special Warrants at a price of $US0.333 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within a period of one year the Special Warrants, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of US$0.333 per share for the first year and US$0.383 per share in the second year. The Special Warrants were exercised on June 4, 1999.

   (xvi) Effective April 14, 1999, we issued 3,000,000 Special Warrants at a price of $0.55 per Special Warrant. Each Special Warrant was exercisable by its holder at any time within a period of one year, without additional consideration, into one unit comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant would entitle the holder thereof to purchase one additional share for a period of two years at a price of $0.55 per share for the first year and $0.63 per share in the second year. The Special Warrants were exercised on June 4, 1999. The purchasers of the Special Warrants included the following directors and executive officers:

Owen Jones.....................................  1,000,000 Special Warrants
Grant Sutherland...............................  1,000,000 Special Warrants
Jim Speros.....................................  1,000,000 Special Warrants

  (xvii) Effective July 5, 1999, we issued 250,000 shares to National Securities Corp. of Chicago, Illinois pursuant to a Financial Advisory and Consulting Agreement.

  (xviii) Effective September 14, 1999, we issued 2,746,833 units at a price of US$1.64 per unit. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional share for a period of two years at a price of US$1.64 in the first year or US$1.89 in the second year. We paid commissions of US$133,000 to Heideman Law Group, P.C. and Venture Consultants, LLC and US$13,120 to Bolder Investment Partners Ltd. in connection with the private placement.

   (xix) Effective January 21, 2000, we issued 2,500,000 units at a price of US$1.64 per unit. Each unit consisted of one share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional share for a period of two years at a price of US$1.64 in the first year or US$1.89 in the second year. We paid a commission of $397,782 to BC Financial Services Inc. in connection with the private placement. The purchasers of the units included the following directors and executive officers:

Owen Jones..................................................  60,000 units
Grant Sutherland............................................  60,000 units
Jim Speros..................................................  60,000 units

   (xx) In addition to the foregoing, we have issue shares pursuant to stock options and share purchase warrants. The number of shares issued is set out in our financial statements and elsewhere in the annual report.

                      Consolidated Financial Statements of
                             SIDEWARE SYSTEMS INC.
                        (Expressed in Canadian dollars)
                          Year ended December 31, 1999
                      Eight months ended December 31, 1998
                      Years ended April 30, 1998 and 1997

                      AUDITORS' REPORT TO THE SHAREHOLDERS

    We have audited the consolidated balance sheets of Sideware Systems Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended December 31, 1999 and the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

    Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the periods presented to the extent summarized in Note 15 to the consolidated financial statements.

KPMG LLP
Chartered Accountants

Vancouver, Canada
February 21, 2000

    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cause substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Our report to the shareholders dated February 21, 2000, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP
Chartered Accountants

Vancouver, Canada
February 21, 2000

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS

                        (EXPRESSED IN CANADIAN DOLLARS)

                           DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  8,558,482   $    317,344
  Accounts receivable:
    Trade...................................................       --              35,181
    Other (note 4)..........................................       177,955        200,000
  Due from related parties (note 5(b))......................       --             375,315
  Inventory.................................................       106,651         44,105
  Prepaid expenses..........................................       350,786         98,408
  Current portion of long-term receivables (note 6).........        20,266        --
                                                              ------------   ------------
                                                                 9,214,140      1,070,353
Deposit on lease............................................        29,172          8,213
Long-term receivables (note 6)..............................       156,822        --
Deferred charges (note 6)...................................       145,431        --
Fixed assets (note 7).......................................     1,332,939        646,529
                                                              ------------   ------------
                                                              $ 10,878,504   $  1,725,095
                                                              ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities..................  $    583,093   $    204,868
  Due to related parties (note 5(b))........................        56,780        --
  Due to officers (note 5(c))...............................       317,000         73,870
                                                              ------------   ------------
                                                                   956,873        278,738
Shareholders' equity:
  Share capital (note 8)....................................    30,236,799     12,716,774
  Special warrants..........................................       --             977,082
  Commitment related to investment advisory services
    (note 8(e)(ii)).........................................       --              75,000
  Deficit accumulated during the development stage..........   (20,315,168)   (12,322,499)
                                                              ------------   ------------
                                                                 9,921,631      1,446,357
Future operations (note 2)
Litigation (note 10)
Commitments (note 12)
Year 2000 Issue (note 13)
Subsequent events (note 14)
                                                              ------------   ------------
                                                              $ 10,878,504   $  1,725,095
                                                              ============   ============

On behalf of the Board:

                     Director                                            Director

          See accompanying notes to consolidated financial statements.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                         EIGHT
                                                                        MONTHS
                                                      YEAR ENDED         ENDED        YEARS ENDED APRIL 30,
                                                     DECEMBER 31,    DECEMBER 31,    ------------------------
                                                         1999            1998           1998          1997
                                                     -------------   -------------   -----------   ----------
Revenue:
  Sales to unrelated parties.......................   $     3,763     $    29,383    $    26,782   $   69,748
  Equipment sales to related parties
    (note 5(a))....................................        45,846         129,150        --            --
                                                      -----------     -----------    -----------   ----------
                                                           49,609         158,533         26,782       69,748
Cost of sales (exclusive of amortization and other
  costs disclosed separately below):
  Sales to unrelated parties.......................         3,037          20,350         18,178        9,094
  Equipment sales to related parties
    (note 5(a))....................................        45,846         120,068        --            --
                                                      -----------     -----------    -----------   ----------
                                                           48,883         140,418         18,178        9,094
                                                      -----------     -----------    -----------   ----------
Gross margin.......................................           726          18,115          8,604       60,654
Interest income....................................       146,341          41,734         27,897          865
                                                      -----------     -----------    -----------   ----------
Operating income before operating expenses.........       147,067          59,849         36,501       61,519
Operating expenses:
  Amortization.....................................       422,669         137,392        152,335      122,674
  Bad debts........................................         9,131          30,801         36,349       --
  Capital taxes....................................       --              --               7,100       --
  Employee wages and benefits......................     2,590,482         401,843        360,143      176,731
  Facilities.......................................       509,314          94,705         76,707       72,667
  Filing and transfer fees.........................        80,752          12,241         21,907       49,360
  Foreign exchange loss (gain).....................       273,652        (141,047)       (33,479)       6,139
  Financial advisory and consulting services
    (note 8(e))....................................       160,000         --              75,000       --
  Marketing........................................     1,569,086         581,764        635,498      418,764
  Office, printing and sundry......................       392,159         124,375        167,228      107,575
  Professional fees................................     1,125,201         356,820        620,845      961,245
  Research and development, net of government
    grants of $nil (December 31, 1998 -- $25,730;
    April 30, 1998 and 1997 -- $nil)...............       953,842         353,238        301,258      129,877
                                                      -----------     -----------    -----------   ----------
                                                        8,086,288       1,952,132      2,420,891    2,045,032
                                                      -----------     -----------    -----------   ----------
Loss before non-operating items....................     7,939,221       1,892,283      2,384,390    1,983,513
Value assigned to shares issued to a director in
  satisfaction of a royalty claim..................       --              --              25,000       --
Write-down of deferred development costs and
  software.........................................       --              --             --         2,604,115
Write-off of capital assets........................        53,448         --             --            --
                                                      -----------     -----------    -----------   ----------
                                                           53,448         --              25,000    2,604,115
                                                      -----------     -----------    -----------   ----------
Loss for the period, carried forward...............   $ 7,992,669     $ 1,892,283    $ 2,409,390   $4,587,628
Deficit accumulated during the development stage,
  beginning of period..............................    12,322,499      10,430,216      8,020,826    3,433,198
                                                      -----------     -----------    -----------   ----------
Deficit accumulated during the development stage,
  end of period....................................   $20,315,168     $12,322,499    $10,430,216   $8,020,826
                                                      ===========     ===========    ===========   ==========
Loss per share information:
  Basic and diluted................................   $      0.21     $      0.07    $      0.11   $     0.29
                                                      ===========     ===========    ===========   ==========
Weighted average number of common shares
  outstanding......................................    38,421,589      26,908,735     21,430,724   15,705,723
                                                      ===========     ===========    ===========   ==========

          See accompanying notes to consolidated financial statements.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                     EIGHT MONTHS
                                                      YEAR ENDED         ENDED         YEARS ENDED APRIL 30,
                                                     DECEMBER 31,    DECEMBER 31,    -------------------------
                                                         1999            1998           1998          1997
                                                     -------------   -------------   -----------   -----------
Cash provided by (used in):
Operations:
  Loss for the period..............................   $(7,992,669)    $(1,892,283)   $(2,409,390)  $(4,587,628)
  Items not involving cash:
    Amortization...................................       422,669         137,392        152,335       122,674
    Write-down of deferred development costs and
      software.....................................       --              --             --          2,604,115
    Investment advisory services to be settled by
      equity instruments (note 8(e)(II))...........       --              --              75,000       --
    Write-off of capital assets....................        53,448         --             --            --
    Value assigned to shares issued in satisfaction
      of a royalty claim...........................       --              --              25,000       --
    Value assigned to shares issued for financial
      advisory services (note 8(e)(I)).............       160,000         --             --            --
  Changes in non-cash operating working capital:
    Accounts receivable............................        57,226        (183,841)        81,475       (86,445)
    Due (to) from related parties..................       432,095        (373,078)       173,633       (81,370)
    Inventory......................................       (62,546)        (44,105)         7,651        (7,651)
    Prepaid expenses...............................      (252,378)         34,696        (91,841)       37,684
    Accounts payable and accrued liabilities.......       378,225         (17,643)        75,931       (81,941)
                                                      -----------     -----------    -----------   -----------
                                                       (6,803,930)     (2,338,862)    (1,910,206)   (2,080,562)
Financing:
  Due to directors and officers....................       243,130          73,870       (243,233)      312,219
  Special warrants issued for cash.................     3,097,761         977,082      1,200,000     1,293,750
  Shares issued for cash...........................    12,620,886         --           2,458,600     1,915,093
  Share subscriptions receivable...................       589,296         --             --           (776,104)
                                                      -----------     -----------    -----------   -----------
                                                       16,551,073       1,050,952      3,415,367     2,744,958
Investments:
  Long-term receivables and deferred charges.......      (322,519)        --             --            --
  Purchase of capital assets.......................    (1,162,527)       (232,525)      (336,803)       (3,498)
  Deposit on lease, net............................       (20,959)        --             --              8,212
                                                      -----------     -----------    -----------   -----------
                                                       (1,506,005)       (232,525)      (336,803)        4,714
                                                      -----------     -----------    -----------   -----------
Increase (decrease) in cash and cash equivalents...     8,241,138      (1,520,435)     1,168,358       669,110
Cash and cash equivalents, beginning of period.....       317,344       1,837,779        669,421           311
                                                      -----------     -----------    -----------   -----------
Cash and cash equivalents, end of period...........   $ 8,558,482     $   317,344    $ 1,837,779   $   669,421
                                                      ===========     ===========    ===========   ===========
Supplemental information:
  Cash paid for interest...........................   $   --          $   --         $   --        $   --
  Cash paid for taxes..............................   $   --          $   --         $   --        $   --
Non-cash financing activities:
  Shares issued on settlement of debt..............   $   --          $   --         $   --        $   372,362
  Shares issued for services rendered..............   $   160,000     $   --         $    25,000   $   --
  Shares issued on exercise of special warrants....   $   977,082     $   --         $   --        $   --
  Shares issued for investment advisory services
    (note 8(e)(II))................................   $   --          $   --         $    75,000   $   --

          See accompanying notes to consolidated financial statements.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

1.  GENERAL:

    The Company was incorporated in 1983 under the Company Act (British Columbia). Its principal business activity is developing and marketing of software technology solutions with a principal focus on the e-commerce market.

2.  FUTURE OPERATIONS:

    For financial reporting purposes, the Company is considered to be in the development stage and the accompanying financial statements are those of a development stage enterprise.

    The Company has not generated significant revenues from these operations. As at December 31, 1999, the Company has an accumulated deficit of $20,315,168 and incurred a loss of $7,992,669 during the year ended December 31, 1999. In addition, the Company is the defendant in a number of legal proceedings and claims, for which the maximum potential losses are material (note 10). The Company has filed counterclaims on certain of these claims. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing, to reach profitable levels of operation and its success in defending existing legal claims all of which are consistent with management's intentions. There is no certainty that such conditions can be achieved. In the next twelve months, management of the Company also intends on applying financing received to the continued development of products in process and to pursue sales or strategic alliance opportunities with respect to such products. At the date of these consolidated financial statements significant additional financing sources have not been identified.

3.  SIGNIFICANT ACCOUNTING POLICIES:

    (a) Basis of presentation:

    These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 15, also comply in all material respects with generally accepted accounting principles in the United States. The consolidated financial statements include the accounts of the company, and its subsidiaries, Sideware International SRL, 3032650 Nova Scotia Company, 9050 Investments Ltd. (inactive), Sideware Corp. (formerly Collaborative Groupware Inc.), Evergreen International Technology Inc. (inactive) and 9123 Investments Ltd. (inactive), all of which are wholly-owned. In addition, the Company accounts by the equity method for its one-third interest in Concurrent Adoptive Recognition Corp., which is inactive. All material intercompany balances and transactions have been eliminated.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

3.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (b) Cash and cash equivalents:

    Cash equivalents are highly liquid financial instruments having terms to maturity at the date of acquisition of not more than three months.

    (c) Inventory:

    Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in-first-out basis. Cost includes laid-down cost.

    (d) Fixed assets:

    Fixed assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

ASSET                                                BASIS             RATE
-----                                          -----------------    ----------
Furniture and fixtures.......................  declining-balance           20%
Computer equipment...........................  declining-balance           30%
Trade show assets............................  declining-balance           20%
Computer software............................      straight-line           50%
Leasehold improvements.......................      straight-line    lease term

    (e) Deferred charges:

    Deferred charges represent the discount on notes receivable and will be recognized by the yield method over the term of the note.

    (f) Income taxes:

    The Company follows the tax allocation method of accounting. Under this method, deferred income taxes are provided on timing differences between income reported for tax purposes and accounting income. In addition, the Company records those investment tax credits, for which it has reasonable assurance of realization, as a reduction of the expenses or the cost of capital assets to which they relate.

    (g) Research and development costs:

    Research costs are expensed as incurred. Development costs are deferred if they meet certain specified criteria which relate to the identification of costs, future benefits and funding requirements. Where development costs do not meet such criteria, they are expensed as incurred. Government grants, which are not refundable, are disclosed as a reduction of the related cost. Management periodically

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

3. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) assesses the underlying value of deferred development costs by reference to business plans and estimated future cash flows and records write-downs where appropriate.

    (h) Revenue recognition:

    The Company recognizes revenue when title has passed to the customer, the collectability of the consideration is measurable and the Company has no significant remaining performance obligations. This includes revenues from sales to resellers, which are recorded in accordance with their terms, when the resellers have no right of return and the Company has no other remaining performance obligations. The Company recognizes sales of equipment, to related parties, in revenues and related costs in cost of sales as the Company takes title to and holds the equipment, bearing all of the risks and rewards of ownership, prior to sale, and bears the same risks as for sales to unrelated parties after sale, including the risks related to collection of receivables.

    (i) Foreign currency translation:

    Monetary assets and liabilities denominated in a foreign currency have been translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Exchange gains and losses arising on translation of assets and liabilities denominated in foreign currencies are included in operations.

    The Company's subsidiaries are treated as integrated operations and the related accounts are translated into Canadian dollars using the temporal method as follows:

    (1) Revenue and expenses at average exchange rates for the year;

    (2) Monetary items at the rates of exchange prevailing at the balance sheet dates;

    (3) Non-monetary items at historical exchange rates; and

    (4) Exchange gains and losses arising from translation are included in the determination of net earnings for the year.

    (j) Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

3. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) use of management estimates relate to the useful lives of assets for amortization. Actual amounts may differ from these estimates.

    (k) Loss per share:

    Loss per share is calculated based on the weighted average number of shares outstanding.

    As the effect of outstanding options, warrants and special warrants is anti-dilutive, fully diluted loss per share does not differ from basic loss per share.

    (l) Adoption of new accounting standard:

    During the year ended December 31, 1999, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants relating to cash flows. The new standard has been retroactively applied and the prior periods' comparative amounts have been restated to conform to the new standard.

4.  ACCOUNTS RECEIVABLE OTHER:

    Accounts receivable, at December 31, 1999, is comprised of $162,187 of Goods and Services Tax credits receivable with the balance made up of miscellaneous recoverable amounts.

    The balance in 1998 of $200,000 represents the cost of an interest in a court judgment purchased from a company related through certain common shareholders and directors. Subsequent to December 31, 1998, the judgment was reversed on appeal and the $200,000 purchase price was returned to the Company.

5.  RELATED PARTY TRANSACTIONS:

    (a) Transactions with related parties:

    The following table summarizes the Company's related party transactions with certain directors of the Company:

                                                                  EIGHT MONTHS
                                                   YEAR ENDED         ENDED        YEARS ENDED APRIL 30,
                                                  DECEMBER 31,    DECEMBER 31,    -----------------------
                                                      1999            1998           1998         1997
                                                  -------------   -------------   ----------   ----------
Services rendered...............................     $661,621       $120,222       $214,596     $440,514
Salaries........................................      748,572        106,880        178,000       42,000
Settlement of claims............................      --              --             25,000       --

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

5.  RELATED PARTY TRANSACTIONS: (CONTINUED)
    Included in revenues and cost of sales are revenues and related costs associated with equipment sales to BrainTech, Inc. and Techwest
Management Inc., companies with certain common shareholders and directors to the Company.

    (b) Due (to) from related parties:

    At December 31, 1999, the Company owed $56,780 with respect to costs incurred by TechWest Management Inc., a company with directors in common, on behalf of the Company.

    At December 31, 1998, the Company was owed $375,315 with respect to costs incurred by the Company on behalf of BrainTech Inc. and TechWest
Management Inc., companies with directors in common.

    These amounts are unsecured, payable on demand and bear no interest.

    (c) Due to officers:

    The amount due to officers represents advances from and amounts owing for services provided by officers of the Company. These amounts are unsecured, payable on demand and bear no interest.

6.  LONG-TERM RECEIVABLES:

                                                                1999       1998
                                                              --------   --------
Employee loan, maturing September 30, 2024, bearing interest at 1% per annum, repayable in bi-monthly blended
  instalments of $565, except if employment is terminated in which case it is repayable immediately, real estate has
  been pledged as security, net of unamortized discount of
  $145,431..................................................  $150,264   $  --
Employee loans, maturing September 30, 2002, bearing
  interest at prime plus 1% per annum.......................    26,824      --
                                                              --------   --------
                                                               177,088      --
Less current portion........................................   (20,266)     --
                                                              --------   --------
                                                              $156,822   $  --
                                                              ========   ========

    The employee loan secured by real estate has been discounted to fair market value calculated at prime plus 1%, which is the prevailing rate of similar financial instruments, over 25 years.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

7.  FIXED ASSETS:

                                                                        ACCUMULATED        NET
DECEMBER 31, 1999                                             COST      AMORTIZATION   BOOK VALUE
-----------------                                          ----------   ------------   -----------
Furniture and fixtures...................................  $  485,287    $  129,265    $  356,022
Computer equipment.......................................   1,004,818       413,060       591,758
Trade show assets........................................     124,020        29,532        94,488
Computer software........................................     135,081        73,290        61,791
Leasehold improvements...................................     903,965       675,085       228,880
                                                           ----------    ----------    ----------
                                                           $2,653,171    $1,320,232    $1,332,939
                                                           ==========    ==========    ==========

                                                                        ACCUMULATED        NET
DECEMBER 31, 1998                                             COST      AMORTIZATION   BOOK VALUE
-----------------                                          ----------   ------------   -----------
Furniture and fixtures...................................  $  146,602    $   83,378    $   63,224
Computer equipment.......................................     517,674       277,913       239,761
Trade show assets........................................     111,721         7,448       104,273
Computer software........................................      99,352        51,194        48,158
Leasehold improvements...................................     707,509       516,396       191,113
                                                           ----------    ----------    ----------
                                                           $1,582,858    $  936,329    $  646,529
                                                           ==========    ==========    ==========

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

8.  SHARE CAPITAL:

    Authorized:

       200,000,000 common shares without nominal or par value.

    Issued:

                                                                  NUMBER OF SHARES     AMOUNT
                                                                  ----------------   -----------
    Balance, April 30, 1996.....................................     10,792,309      $ 5,451,969
    Shares issued on exercise of special warrants...............      7,683,000        1,754,500
    Shares issued on exercise of non-transferable warrants......        404,500          202,250
    Cancellation of shares (a)..................................     (3,924,396)         --
    Shares issued for settlement of debt........................      1,489,446          372,362
    Performance shares issued for cash..........................        750,000            7,500
    Shares issued on exercise of options........................        123,000           44,280
    Less share issue costs......................................       --                (93,437)
                                                                     ----------      -----------
    Balance, April 30, 1997.....................................     17,317,859        7,739,424
    Shares issued on exercise of special warrants...............      4,450,000        1,293,750
    Shares issued on exercise of non-transferable warrants......      4,203,100        2,106,500
    Shares issued on exercise of options........................        699,000          352,100
    Shares issued to a director in satisfaction of a royalty
      claim.....................................................        100,000           25,000
                                                                     ----------      -----------
    Balance, April 30, 1998.....................................     26,769,959       11,516,774
    Shares issued on exercise of special warrants...............        500,000        1,200,000
                                                                     ----------      -----------
    Balance, December 31, 1998..................................     27,269,959       12,716,774
    Shares issued on exercise of special warrants...............      9,724,611        4,149,843
    Shares issued on exercise of non-transferable warrants......     10,434,335        5,078,666
    Shares issued on exercise of options........................      1,343,500        1,198,310
    Shares issued for cash......................................      2,746,833        6,712,155
    Shares issued for services rendered.........................        250,000          160,000
    Share subscriptions (243,900 common shares).................       --                589,296
    Less share issue costs......................................       --               (368,245)
                                                                     ----------      -----------
    Balance, December 31, 1999..................................     51,769,238      $30,236,799
                                                                     ==========      ===========

    Unless otherwise indicated, common shares issued for non-cash consideration are valued at their market value at date of issuance.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

8.  SHARE CAPITAL: (CONTINUED)
    (a) Escrow shares:

    Included in issued shares at December 31, 1999 are 1,030,378 shares (December 31, 1998 -- 1,030,378; April 30, 1998 and 1997 -- 1,030,378) held in escrow to be released based on achievement of a cash flow formula.

    (b) Stock options:

    (i) Activity during the year ended December 31, 1999 is as follows:

                            EXERCISE     OUTSTANDING                                          OUTSTANDING       VESTED
                            PRICE PER   DECEMBER 31,                             EXPIRED/    DECEMBER 31,    DECEMBER 31,
EXPIRY DATE                   SHARE         1998         GRANTED    EXERCISED    CANCELLED       1999            1999
-----------                 ---------   -------------   ---------   ----------   ---------   -------------   -------------
May 1, 2001...............    $0.50         895,000        --         (142,000)     --           753,000         753,000
February 12, 2002.........     0.36         267,000        --         (124,000)   (20,000)       123,000         123,000
February 12, 2002.........     0.50          40,000        --          (40,000)     --           --              --
March 26, 2002............     0.82          93,000        --          (83,000)     --            10,000          10,000
December 16, 2002.........     0.70         740,000        --         (280,000)   (80,000)       380,000         380,000
July 6, 2003..............     0.36         555,000        --         (190,000)     --           365,000         365,000
April 14, 2004............     1.14         --            760,000     (290,000)     --           470,000         270,000
April 29, 2004............     1.35         --            220,000      (59,000)     --           161,000         161,000
June 17, 2004.............     2.33         --          1,090,000     (123,000)     --           967,000         812,000
October 4, 2004...........     2.66         --            740,000      (11,500)     --           728,500         683,500
October 20, 2004..........     2.78         --            150,000       (1,000)     --           149,000          64,000
                                          ---------     ---------   ----------   --------      ---------       ---------
                                          2,590,000     2,960,000   (1,343,500)  (100,000)     4,106,500       3,621,500
                                          =========     =========   ==========   ========      =========       =========

    Stock options vest over periods of up to two years. Exercise price per share is equal to weighted average exercise per share.

    (ii) Activity during the year ended December 31, 1998 is as follows:

                                           EXERCISE     OUTSTANDING                                        OUTSTANDING
                                           PRICE PER   DECEMBER 31,                           EXPIRED/    DECEMBER 31,
EXPIRY DATE                                  SHARE         1997        GRANTED    EXERCISED   CANCELLED       1998
-----------                                ---------   -------------   --------   ---------   ---------   -------------
May 1, 2001..............................    $0.50         941,000       --          --        (46,000)       895,000
February 12, 2002........................     0.36         267,000       --          --          --           267,000
February 12, 2002........................     0.50          60,000       --          --        (20,000)        40,000
March 26, 2002...........................     0.82          93,000       --          --          --            93,000
December 16, 2002........................     0.70         760,000       --          --        (20,000)       740,000
October 6, 2003..........................     0.36         --          555,000       --          --           555,000
                                                         ---------     -------    ---------    -------      ---------
                                                         2,121,000     555,000       --        (86,000)     2,590,000
                                                         =========     =======    =========    =======      =========

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

8.  SHARE CAPITAL: (CONTINUED)

    (b) Stock options: (Continued)
   (iii) A summary of the Company's stock option activity is as follows:

                                                                         OUTSTANDING OPTIONS
                                                                    ------------------------------
                                                                    NUMBER OF    WEIGHTED AVERAGE
                                                                      SHARES      EXERCISE PRICE
                                                                    ----------   -----------------
        Balances at April 30, 1996................................      --           --
          Options granted.........................................   2,308,000          0.49
          Options exercised.......................................    (123,000)         0.36
          Options canceled........................................    (120,000)         0.50
                                                                    ----------          ----
        Balances at April 30, 1997................................   2,065,000          0.50
          Options granted.........................................     800,000          0.70
          Options exercised.......................................    (699,000)         0.50
          Options canceled........................................     (45,000)         0.68
                                                                    ----------          ----
        Balances at April 30, 1998................................   2,121,000          0.57
          Options granted.........................................     555,000          0.36
          Options exercised.......................................      --           --
          Options canceled........................................     (86,000)         0.55
                                                                    ----------          ----
        Balances at December 31, 1998.............................   2,590,000          0.52
          Options granted.........................................   2,960,000          2.06
          Options exercised.......................................  (1,343,500)         0.89
          Options canceled........................................    (100,000)         0.63
                                                                    ----------          ----
        Balances at December 31, 1999.............................   4,106,500          1.51
                                                                    ==========          ====

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

8.  SHARE CAPITAL: (CONTINUED)
    (c) Share purchase warrants:

    (i) The following non-transferable share purchase warrants were outstanding at December 31, 1999:

                                       EXERCISE PRICE
NUMBER OF SHARES                         PER SHARE             EXPIRY DATE
----------------                       --------------    -----------------------
600,000..............................       $0.32                  July 22, 2000
286,000..............................       $0.40              December 23, 2000
779,276..............................      $0.333 U.S.         To March 26, 2000
                                           $0.383 U.S.       From March 27, 2000
                                                               To March 26, 2001
2,700,000............................       $0.55               To April 7, 2000
                                            $0.63             From April 8, 2000
                                                                To April 7, 2001
2,746,833............................       $1.64 U.S.   To September 14, 2000
                                            $1.89 U.S.   From September 15, 2000
                                                           To September 14, 2001

    (ii) The following non-transferable share purchase warrants were outstanding at December 31, 1998:

                                                EXERCISE PRICE
NUMBER OF SHARES                                  PER SHARE        EXPIRY DATE
----------------                                --------------   ----------------
450,000.......................................      $0.465         April 16, 1999
3,000,000.....................................       $0.43         April 16, 1999
1,500,000.....................................       $0.92       October 23, 1999

    Share purchase warrants generally expire two years subsequent to their issuance date.

    (d) Special warrants:

    (i) As at December 31, 1999, no special warrants were outstanding.

    (ii) At December 31, 1998, 90,000 special warrants were outstanding which could be exercised in exchange for one common share and one non-transferable share purchase warrant by November 19, 2000. The non-transferable share purchase warrants have the following terms:

                                         EXERCISE PRICE
NUMBER OF SHARES                            PER SHARE            EXPIRY DATE
----------------                         ---------------   -----------------------
90,000.................................       $0.32          To November 19, 1999
                                              $0.37        From November 20, 1999
                                                             To November 19, 2000

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

8.  SHARE CAPITAL: (CONTINUED)
    (e) Shares issued for financial advisory and consulting services:

    (i) During the year ended December 31, 1999, 250,000 common shares were issued for services pursuant to a financial advisory and consulting agreement. The market value of the Company's common shares at the date of the agreement was $0.64 per share.

    (ii) Pursuant to an agreement entered into during the fiscal year ended April 30, 1998, 125,000 share purchase warrants were issued for financial advisory services. During the year ended December 31, 1999, these warrants were converted into 125,000 common shares at $0.60 per share for total proceeds of $75,000 which had been recorded as a commitment in the prior year. The value assigned to these equity instruments of $75,000 has been expensed during the fiscal year ending April 30, 1998.

9.  INCOME TAXES:

    The Company has non-capital loss carry forwards for income tax purposes of approximately $17,785,000 which are available to reduce taxable income of future years, the benefit of which has not been recorded in the accounts and which expire as follows:

2000...................................................  $ 1,285,000
2001...................................................      --
2002...................................................      650,000
2003...................................................    3,600,000
2004...................................................    2,200,000
2005...................................................    1,650,000
2006...................................................    8,400,000
                                                         -----------
                                                         $17,785,000
                                                         ===========

10. LITIGATION:

    The Company is engaged in the following litigation:

    (a) During the year ended April 30, 1997, a former director of the Company commenced legal proceedings against the Company for $276,000 alleged to be owing to him for unpaid consulting fees and funds loaned or advanced on behalf of the Company. The Company has filed a defense and counterclaim.

    (b) During the year ended April 30, 1997, four former directors commenced legal proceedings against the Company and certain of its present directors claiming unspecified damages for libel. The Company has filed a defense and counterclaim.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

10. LITIGATION: (CONTINUED)
    (c) During the year ended April 30, 1996, the Company commenced legal proceedings against former directors and officers of the Company, companies related to a former director, and the Company's former solicitors and auditors. The relief claimed included damages for breach of fiduciary duty and negligence, an injunction preventing the sale of a computer program named "E-Glue", and an order setting aside a disputed general security agreement against the Company's assets. 484117
       B.C. Ltd., a company controlled by a former director, filed a counterclaim alleging that the Company was indebted to it in the amount of $1,495,594 as at November 4, 1994, and seeking to enforce the disputed general security agreement. The Company's former auditors filed a counterclaim for approximately $50,000 alleged to be owing for professional services.

    (d) On January 11, 1999, parties related to a former director commenced proceedings against the Company claiming damages for abuse of process. The Company has filed a defense and counterclaim.

    (e) On February 17, 2000, a company commenced legal proceedings against the Company for $40,000 alleged to be owing to them for unpaid services. The Company is in the course of preparing a defense to the claim.

    While the ultimate outcomes of these claims are uncertain, management of the Company believes it will be successful in defending these actions and accordingly no amounts have been provided in these financial statements.

11. FINANCIAL INSTRUMENTS:

    (a) Fair values of financial instruments:

    The Company's short-term financial instruments consist of cash and cash equivalents, accounts receivable, due to/from related parties, due to officers, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values due to their short term maturity.

    The fair value of the long-term receivables have been calculated using the current market rate for such instruments of the same remaining maturity term and credit risk and approximate carrying value.

    (b) Foreign currency risk:

    Foreign currency risk reflects the risk that the Company's net assets or operations will be negatively impacted due to fluctuations in exchange rates. Revenues billed in United States dollars by the Company come due in the short-term and accordingly, management of the Company believes there is no significant exposure to foreign currency fluctuations. The Company does not have foreign currency hedges in place.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

11. FINANCIAL INSTRUMENTS: (CONTINUED)
    (c) Credit risk:

    Credit risk reflects the risk that the Company may be unable to recover contractual receivables. No one contract represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

12. COMMITMENTS:

    The Company has obligations under operating lease arrangements which require the following minimum annual payments:

2000....................................................  $  719,000
2001....................................................     712,500
2002....................................................     647,500
2003....................................................     407,000
2004....................................................      19,000
                                                          ----------
                                                          $2,505,000
                                                          ==========

    Pursuant to agreements with companies with certain common shareholders and directors of the Company, and a director of the Company, approximately $115,000 of these amounts are recoverable from these related parties for the fiscal years 2000 and 2001, approximately $89,000 for the fiscal year 2002, and approximately $36,000 for the fiscal year ending 2003.

13. YEAR 2000 ISSUE:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

14. SUBSEQUENT EVENTS:

    (a) Stock options:

    Subsequent to December 31, 1999, 657,500 stock options were exercised and converted to common shares for total cash proceeds of $1,071,785.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

14. SUBSEQUENT EVENTS: (CONTINUED)
    On January 14 and 21, 2000, the Company granted and received regulatory approval on 2,000,000 stock options (1,000,000 each grant date), exercisable at prices of U.S.$8.69 and U.S.$11.08 per share until January, 2005.

    (b) Share purchase warrants:

    Subsequent to December 31, 1999, 2,607,464 share purchase warrants were exercised and converted to common shares for total cash proceeds of $3,271,834.

    (c) Private placement:

    Subsequent to December 31, 1999, the Company issued, through private placements, 2,500,000 units of the Company at a price of U.S.$1.64 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, entitling the holder to purchase one additional common share without par value, exercisable for a period of two years at a price of U.S.$$1.64 per share for the first year and at a price of U.S.$1.89 per share the second year.

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

    These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, the measurement principles of which conform, in all material respects, with those in the United States except as described below:

    (a) Income taxes:

    Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109 ("FAS 109"), deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The application of the provisions of FAS 109 on the Company's balance sheet would result in no net difference in deferred taxes from that reported under Canadian GAAP. At December 31, 1999, the gross deferred tax asset amount relating to a non-capital loss carry forward was $7,400,000 which is reduced by a valuation allowance of $7,400,000 as management does not consider that it is more likely than not that such assets will be realized in the carry forward period. There was no deferred tax liability.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: (CONTINUED)

    (b) Stock-based compensation:

    For United States GAAP purposes, the Company has elected to follow the disclosure-only provisions under Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation to employees. Accordingly, the Company's stock-based compensation expense is measured based on the intrinsic value of the option on the date of grant. FAS 123 requires companies that continue to follow APB 25 to disclose the impact of applying the fair value method of FAS 123.

    Under the intrinsic value method of APB 25, the stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock. Accordingly, stock-based compensation for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997, for United States GAAP purposes, would be $404,000; $44,400, $nil, and $120,250, respectively.

    Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under FAS 123, the Company's net loss would have increased for the year ended December 31, 1999, the eight months ended December 31, 1998, and the years ended April 30, 1998 and 1997 by $4,073,061, $117,616, $315,452 and $374,908, respectively. In addition, the
Company's loss per share under United States GAAP for the year ended
December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997 would have been $0.33, $0.08, $0.13 and $0.16, respectively.

    The fair value for the options was estimated using the Black-Scholes option pricing model with the following assumptions: Expected volatility of 80% for the year ended December 31, 1999 and 70% for all other periods, risk-free interest rate ranging from 5.3% to 6.3%, expected life of five years, and a 0% dividend yield.

    The weighted-average fair value of stock options granted for the year ended December 31, 1999, the eight months ended December 31, 1998 and the years ended April 30, 1998 and 1997, are $1.51, $0.29, $0.39 and $0.21, respectively.

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: (CONTINUED)
    (c) Development stage enterprises:

    For United States GAAP purposes, Statement of Financial Accounting Standards No. 7, "Development Stage Enterprises", the Company would be defined to be a development stage enterprise which would require the following additional disclosures:

    (i) The amounts in the consolidated statement of operations and deficit accumulated during the development stage would be presented on a cumulative basis from the Company's inception which is summarized as follows:

Revenues....................................................  $ 1,263,036
Cost of sales (exclusive of amortization and other costs
  disclosed separately below)...............................      284,930
                                                              -----------
                                                                  978,106
Operating expenses:
  Amortization..............................................    1,364,868
  Bad debts.................................................      270,998
  Employee wages and benefits...............................    4,486,537
  Filing and transfer fees..................................      246,224
  Investment advisory services..............................      235,000
  Marketing.................................................    4,148,048
  Office, printing and sundry...............................    2,617,665
  Professional fees.........................................    4,900,072
  Research and development..................................    4,341,863
                                                              -----------
                                                               22,611,275
                                                              -----------
Loss before undernoted......................................   21,633,169
Other income................................................     (468,248)
                                                              -----------
Loss accumulated during the development stage under
  U.S. GAAP.................................................  $21,164,921
                                                              ===========

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: (CONTINUED)
    (ii) The amounts in the consolidated statement of cash flows would also be presented on a cumulative basis from the Company's inception which is summarized as follows:

Operations:
  Loss accumulated during the development stage under
    U.S. GAAP...............................................  $(21,164,921)
  Items not involving the use of cash:
    Amortization............................................     1,364,868
    Other...................................................     1,205,146
  Changes in non-cash operating working capital items.......        20,733
                                                              ------------
                                                               (18,574,174)
Financing...................................................    29,388,157
Investments.................................................    (2,255,444)
                                                              ------------
Increase in cash and cash equivalents during the development
  stage.....................................................     8,558,539
Cash at inception of development stage......................           (57)
                                                              ------------
Cash and cash equivalents, December 31, 1999................  $  8,558,482
                                                              ============

   (iii) A cumulative statement of stockholders' equity would be presented as follows:

                                                            SHARE CAPITAL
                                                       ------------------------                      RETAINED EARNINGS
                                                         NUMBER      ASSIGNED     SPECIAL WARRANTS       (DEFICIT)
                                                       ----------   -----------   ----------------   -----------------
Balance, inception of development stage..............   1,044,719   $   526,961     $  --              $    382,003
Shares issued for cash...............................     400,000       100,000        --                  --
Loss for the year....................................      --           --             --                   (90,976)
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1990..............................   1,444,719       626,961        --                   291,027
Shares issued for acquisition of subsidiary..........   6,660,452     1,105,231        --                  --
Shares issued as settlement for debt.................     900,000       225,000        --                  --
Loss for the year....................................      --           --             --                (2,237,102)
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1991..............................   9,005,171     1,957,192        --                (1,946,075)
Shares issued for cash...............................     500,000       200,000        --                  --
Shares issued for cash...............................     220,000       198,000        --                  --
Loss for the year....................................      --           --             --                  (431,506)
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1992..............................   9,725,171     2,355,192        --                (2,377,581)
Shares issued for cash...............................     783,000       567,250        --                  (781,817)
Loss for the year....................................      --           --             --                  --
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1993..............................  10,508,171     2,922,442        --                (3,159,398)
Shares issued as a finders fee.......................      53,881        92,675        --                  --
Shares issued for cash...............................   1,588,550     1,671,710        --                  --
Shares issued as settlement for debt.................     406,450       705,141        --                  --
Loss for the year....................................      --           --             --                (2,256,961)
                                                       ----------   -----------     -----------        ------------

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: (CONTINUED)

                                                            SHARE CAPITAL
                                                       ------------------------                      RETAINED EARNINGS
                                                         NUMBER      ASSIGNED     SPECIAL WARRANTS       (DEFICIT)
                                                       ----------   -----------   ----------------   -----------------
Balance, April 30, 1994..............................  12,557,052     5,391,968        --                (5,416,359)
Shares issued as settlement for debt.................     162,165        60,001        --                  --
Earnings for the year................................      --           --             --                   277,200
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1995..............................  12,719,217     5,451,969        --                (5,139,159)
Cancellation of escrow shares........................  (1,926,908)      --             --                  --
Loss for the year....................................      --           --             --                  (898,154)
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1996..............................  10,792,309     5,451,969        --                (6,037,313)
Special warrants issued..............................      --           --            3,250,500            --
Shares issued on exercise of special warrants........   7,683,000     1,754,500      (1,754,500)           --
Shares issued on exercise of non-transferable
  warrants...........................................     404,500       202,250        (202,250)           --
Cancellation of shares...............................  (3,924,396)      --             --                  --
Shares issued as settlement for debt.................   1,489,446       372,362        --                  --
Performance shares issued for cash...................     750,000         7,500        --                  --
Shares issued on exercise of options.................     123,000        44,280        --                  --
Share issue costs....................................      --           (93,437)       --                  --
Loss for the year....................................      --           --             --                (2,002,863)
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1997..............................  17,317,859     7,739,424       1,293,750          (8,040,176)
Shares issued on exercise of non-transferable
  warrants...........................................   4,203,100     2,106,500        --                  --
Shares issued on exercise of options.................     699,000       352,100        --                  --
Shares issued in satisfaction of a royalty claim.....     100,000        25,000        --                  --
Shares issued on exercise of special warrants........   4,450,000     1,293,750      (1,293,750)           --
Special warrants issued..............................      --           --            1,200,000            --
Loss for the year....................................      --           --             --                (2,409,390)
                                                       ----------   -----------     -----------        ------------
Balance, April 30, 1998..............................  26,769,959    11,516,774       1,200,000         (10,449,566)
Shares issued on exercise of special warrants........     500,000     1,200,000      (1,200,000)           --
Special warrant subscriptions........................      --           --              977,082            --
Loss for the period..................................      --           --             --                (1,936,683)
                                                       ----------   -----------     -----------        ------------
Balance, December 31, 1998...........................  27,269,959    12,716,774         977,082         (12,386,249)
Shares issued on exercise of non-transferable
  warrants...........................................  10,434,335     5,078,666        --                  --
Shares issued on exercise of options.................   1,343,500     1,198,310        --                  --
Shares issued on exercise of special warrants........   9,724,611     4,149,843        (977,082)           --
Shares issued for cash...............................   2,746,833     6,712,155        --                  --
Shares issued for services rendered..................     250,000       160,000        --                  --
Share subscriptions receivable (243,900 common
  shares)............................................      --           589,296        --                  --
Share issue costs....................................      --          (368,245)       --                  --
Loss for the year....................................      --           --             --                (8,396,669)
                                                       ----------   -----------     -----------        ------------
Balance, December 31, 1999...........................  51,769,238   $30,236,799     $  --              $(20,782,918)
                                                       ==========   ===========     ===========        ============

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: (CONTINUED) Identification as a development stage enterprise would not impact the measurement principles applied.

    (d) Research and development:

    For United States GAAP purposes, Statement of Financial Accounting Standards No. 2, "Research and Development Expenditures", requires development costs to be expensed as incurred. Under Canadian GAAP, such expenses are deferred if they meet specified criteria. Deferred development costs of $2,604,115 which were capitalized as at April 30, 1996 would have been expensed as incurred under United States GAAP. As such, these costs were written off during the year ended April 30, 1997. Since April 30, 1996, no costs have been deferred under Canadian GAAP and, accordingly, no difference has arisen to the amounts that could be reported under United States GAAP.

    (e) Loss per share:

    For United States GAAP purposes, 1,030,378 shares held in escrow as at December 31, 1999 (December 31, 1998 -- 1,030,378; April 30, 1998 and
1997 -- 1,030,378) are considered contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding for the purposes of calculating loss per share amounts. To the extent that common shares held in escrow are released based on the achievement of performance measures, compensation expense will be recognized under United States GAAP at the date the shares became releasable for the difference between the market value of the shares at that date and the nominal consideration originally paid.

    (f) Summary of United States GAAP adjustments:

    The following table sets forth the effect on the loss for the period and loss per share:

                                                                            EIGHT MONTHS
                                                             YEAR ENDED         ENDED         YEARS ENDED APRIL 30,
                                                            DECEMBER 31,    DECEMBER 31,    -------------------------
                                                                1999            1998           1998          1997
                                                            -------------   -------------   -----------   -----------
Loss determined under Canadian GAAP.......................   $ 7,992,669     $ 1,892,283    $ 2,409,390   $ 4,587,628
Expenses relating to stock-based compensation (b).........       404,000          44,400        --             19,350
Difference in accounting for deferred development costs
  and software, including reversal in 1997 of write-down
  recorded under Canadian GAAP for costs that would have
  been expensed in a prior year under United States
  GAAP (d)................................................       --              --             --         (2,604,115)
                                                             -----------     -----------    -----------   -----------
Loss determined under United States GAAP..................   $ 8,396,669     $ 1,936,683    $ 2,409,390   $ 2,002,863
                                                             ===========     ===========    ===========   ===========
Weighted average number of common shares outstanding under
  United States GAAP......................................    37,391,211      25,878,357     20,400,346    14,675,347
                                                             ===========     ===========    ===========   ===========
Loss per share under United States GAAP...................   $      0.22     $      0.07    $      0.12   $      0.14
                                                             ===========     ===========    ===========   ===========

                             SIDEWARE SYSTEMS INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

             CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                        (EXPRESSED IN CANADIAN DOLLARS)
                          YEAR ENDED DECEMBER 31, 1999
                      EIGHT MONTHS ENDED DECEMBER 31, 1998
                      YEARS ENDED APRIL 30, 1998 AND 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: (CONTINUED) There would be no impact from the above adjustments on total assets or shareholders' equity reported under Canadian GAAP at December 31, 1999 and December 31, 1998.

    (g) Statement of cash flows:

    Cash flows from operations, financing and investment activities under United States GAAP would be presented as follows:

                                                                            EIGHT MONTHS
                                                             YEAR ENDED         ENDED         YEARS ENDED APRIL 30,
                                                            DECEMBER 31,    DECEMBER 31,    -------------------------
                                                                1999            1998           1998          1997
                                                            -------------   -------------   -----------   -----------
Cash flows from:
  Operations..............................................   $(6,803,930)    $(2,338,862)   $(1,910,207)  $(1,708,200)
  Financing...............................................    16,551,073       1,050,952      3,415,367     2,372,596
  Investments.............................................    (1,506,005)       (232,525)      (336,802)        4,714
                                                             -----------     -----------    -----------   -----------
Increase (decrease) in cash and cash equivalents..........   $ 8,241,138     $(1,520,435)   $ 1,168,358   $   669,110
                                                             ===========     ===========    ===========   ===========

16. COMPARATIVE FIGURES:

   Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

    Not Applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITY.

    Not Applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

    Consolidated Balance Sheet of the Company as of December 31, 1999 and 1998, the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Cash Flows for the fiscal year ended December 31, 1999, the eight month period ended December 31, 1998, and the fiscal years ended April 30, 1998 and April 30, 1997, including the auditors' report of KPMG LLP thereon.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

    Index to Exhibits

       NUMBER            EXHIBIT
---------------------    -------
          3.1(1)         Memorandum of Incorporation dated March 30, 1983

          3.2(1)         Articles of Incorporation dated March 30, 1983

          3.3(1)         Special Resolution dated January 12, 1984

          3.4(1)         Special Resolution dated June 15, 1989

          3.5(1)         Special Resolution dated September 27, 1990

          3.6(1)         Special Resolution dated December 18, 1996

          3.7(1)         Articles of Incorporation

          3.8(1)         Special Resolution dated January 29, 1998

          4.1(1)         Escrow Agreement dated June, 1996

          4.2(1)         Agreement dated November 23, 1998 between the Company and
                           certain warrant holders of the Company

          4.3(1)         Agreement dated April 14, 1999 between the Company and
                           certain warrant holders of the Company

          4.4(1)         Agreement dated October 28, 1999 between the Company and
                           certain warrant holders of the Company

         10.1(1)         Operating Agreement between the Company and
                           BrainTech, Inc., dated October 18, 1996

         10.2(1)         Software Development and License Agreement dated
                           September 20, 1999 between the Company and
                           BrainTech, Inc.

         10.3(1)         Software Development License between the Company and
                           Sideware International SRL effective August 27, 1999

         10.4(1)         Research and Development Cost Sharing Agreement between the
                           Company and Sideware International SRL effective
                           August 27, 1999

         10.5(1)         Distribution and Sales Agreement between the Company and
                           Sideware Corp. effective January 1, 1999

         10.6(1)         Assignment of Lease and Modification of Lease Agreement
                           dated August 17, 1998 between HOOPP Realty Inc., Techwest
                           Management Inc., Sideware Systems Inc., and
                           BrainTech, Inc.

         10.7(1)         Lease Agreement dated January 25, 1999 between Sideware
                           Corp. and Elden Investments, LLC with Addendum dated
                           February 8, 1999

       NUMBER            EXHIBIT
---------------------    -------
         10.8(1)         Agreement between the Company and IBM for participation in the Enterprise Growth Opportunity program

         10.9(1)         Reseller agreement between the Company and Enterprise Soft

        10.10(1)         Software license agreement between the Company and
                           ICEsoft AS

        10.11(1)         Lease effective as of July 1, 1999 between the Company,
                           Techwest Management Ltd., BrainTech, Inc. and Pacific
                           Centre Leaseholds Ltd.

        10.12(1)         Assignment Agreement effective as of July 1, 1999 between
                           the Company, Techwest Management Ltd., BrainTech, Inc.,
                           and SJM Management Ltd.

        10.13(1)         Cost Sharing and Allocation Agreement dated October 29, 1999 between the Company and BrainTech, Inc.

        10.14(1)         Agreement between the Company and Advanced Contact
                           Solutions Inc.

        10.15(1)         Contract Agreement No. SDW001 between the Company and
                           Science Applications International Corp.

        10.16(1)         IBM International Independent Software Vendor Agreement

        10.17(1)         Distribution and Sales Agreement between Sideware Corp. and
                           Sideware International SRL

        10.18            Lease Agreement dated March 6, 2000 between Sideware Corp.
                           and Reston L.L.C.

        10.19            Lease Agreement between Sideware Corp. and Sanctuary Park
                           Realty Holding Company

        10.20            Sub-Lease Agreement dated January 15, 2000 among San Jose
                           State University Foundation and Sideware Systems Inc.

        10.21            Lease Agreement dated February 24, 2000 between CEO
                           Suites, Inc. and Sideware Corp.

         21.1            List of Subsidiaries

------------------------

(1) Exhibit already on file.

                                   SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2000
                                             SIDEWARE SYSTEMS INC.

                                             By:            /s/ W. GRANT SUTHERLAND
                                                  ------------------------------------------
                                                              W. Grant Sutherland
                                                      CHAIRMAN OF THE BOARD OF DIRECTORS

VIA EDGAR

March 31, 2000

United States Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen:

Re: Annual Report

We enclose for filing our Annual Report for the year ended December 31, 1999.

Yours truly,

SIDEWARE SYSTEMS INC.

/s/ GRANT SUTHERLAND
------------------------------------
Grant Sutherland
CHAIRMAN